EXHIBIT 99.1

NOTICE OF MEETING, PRESIDENT’S INVITATION LETTER TO SHAREHOLDERS
AND MANAGEMENT PROXY CIRCULAR DATED MARCH 1, 2006

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF SUNCOR ENERGY INC.

The Annual General Meeting of Shareholders of Suncor Energy Inc. will be held on Wednesday, April 26, 2006, in the Metropolitan Conference Centre, 333 Fourth Avenue SW, Calgary, Alberta, at 10:30 a.m. local time.

The meeting will have the following purposes:

•     to receive the consolidated financial statements of the Corporation for the year ended December 31, 2005 together with the report of the auditors;

•     to elect directors of the Corporation to hold office until the close of the next annual meeting;

•     to appoint auditors of the Corporation to hold office until the close of the next annual meeting; and

•     to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment.

This management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.

Shareholders who cannot attend in person, or who are attending but prefer the convenience of expressing their vote in advance, may vote by proxy. Detailed instructions on how to complete and return proxies are provided on pages 2 and 3 of this circular. To be effective, the completed Form of Proxy must be received by our transfer agent and registrar, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, at any time prior to 10:30 a.m., Calgary time, on Monday, April 24, 2006.

Shareholders may also vote their shares by telephone or through the internet up to 48 hours prior to the start of the meeting, using the procedures described in the enclosed proxy.

Shareholders registered at the close of business on February 27, 2006, will be entitled to receive notice of and vote at the meeting.

By order of the Board of Directors of Suncor Energy Inc.

Janice B. Odegaard

Vice President, Associate General Counsel

and Corporate Secretary

March 1, 2006

Calgary, Alberta

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of Suncor Energy Inc.’s Board of Directors, management and employees, we invite you to attend our Annual General Meeting of Shareholders on Wednesday, April 26, 2006, to be held in the Metropolitan Conference Centre, 333 Fourth Avenue SW, Calgary, Alberta, at 10:30 a.m. local time.

The items of business to be considered at this meeting are described in the Notice of Annual General Meeting and accompanying management proxy circular.

Your participation at this meeting is very important to us. We encourage you to vote, which can easily be done by following the instructions enclosed with this circular. Following the formal portion of the meeting, management will review Suncor’s operational and financial performance during 2005 and provide an outlook on priorities for 2006 and beyond. You will also have an opportunity to ask questions and to meet your directors and executives.

All of our public documents, including the 2005 annual report and quarterly reports, are available in the Investor Centre on our web site located at www.suncor.com. We encourage you to visit our web site during the year for information about our company, including news releases and investor presentations. To ensure you receive all the latest news on Suncor, including the speeches of senior executives, you can use the ‘E-news’ subscribe feature on the web site.

We look forward to seeing you at the meeting.

Yours sincerely,

JR Shaw	Rick George
Chairman of the Board	President and
Chief Executive Officer

Voting and Proxies: Questions and Answers	2
Business of the Meeting	4
Election of Directors	4
Appointment of Auditors	8
Audit Fees	8
Audit-related Fees	8
Tax Fees	8
All Other Fees	8
Disclosure of Compensation and Other Information	9
Compensation of Directors	9
Fees Paid to Directors in 2005	9
Report on Executive Compensation	10
Composition of the Human Resources and Compensation Committee	10
Human Resources and Compensation Committee	10
Executive Compensation	11
Executive Compensation Components	11
Executive Share Ownership Guidelines	12
Compensation of the President and Chief Executive Officer	12
Other Executive Compensation	14
Termination Contracts and Change of Control Arrangements	18
Summary of Equity Compensation Plans	20
Directors’ and Officers’ Insurance	22
Corporate Governance	23
General Information	23
Appendix A: Board of Directors Meetings Held and Attendance of Directors	24
Appendix B: Statement of Corporate Governance Practices	25
Appendix C: Board Terms of Reference	33
Appendix D: Position Description for Independent Board Chair	41
Appendix E: Director Independence Policy and Criteria	43

Note: all financial information is reported in Canadian dollars unless otherwise noted

VOTING AND PROXIES: QUESTIONS AND ANSWERS

This circular is furnished in connection with the solicitation by or on behalf of management of Suncor Energy Inc. (“Suncor” or the “Corporation”) of proxies to be used at the Annual General Meeting of Shareholders of Suncor to be held in the Metropolitan Conference Centre, 333 Fourth Avenue SW, Calgary, Alberta on Wednesday, April 26, 2006, at 10:30 a.m. local time for the purposes indicated in the Notice of Meeting.

It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by Suncor employees or its agents. The cost of solicitation is borne by Suncor. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of common shares of Suncor and normal handling charges will be paid for such forwarding services. The record date to determine the shareholders entitled to receive notice of and vote at the meeting is February 27, 2006.

Your vote is very important to us. If you are unable to attend the meeting or if you plan to attend but prefer the convenience of voting in advance, we encourage you to exercise your vote using any of the voting methods described below. Please read the following for answers to commonly asked questions regarding voting and proxies.

Q. Am I entitled to vote?

A. You are entitled to vote if you were a holder of common shares of Suncor Energy Inc. as of the close of business on February 27, 2006, the record date for the meeting. Each common share is entitled to one vote.

The list of registered shareholders maintained by Suncor will be available for inspection after February 28, 2006, during usual business hours at the offices of Computershare Trust Company of Canada (“Computershare”), #600, 530 – 8th Avenue SW, Calgary, AB T2P 3S8 and will be available at the meeting.

Q. What am I voting on?

A. You will be voting on:

x   the election of Suncor directors to hold office until the close of the next annual meeting (see pages 4 to 7); and

x   the appointment of PricewaterhouseCoopers LLP as Suncor’s auditors until the close of the next annual meeting (see page 8).

Q. What if amendments are made to these matters or if other matters are brought before the meeting?

A. If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the person named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual General Meeting and to other matters that may properly come before the meeting. As of the date of this management proxy circular, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

Q. Who is soliciting my proxy?

A. The management of Suncor is soliciting your proxy. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by our employees or agents at a nominal cost, and all of these costs are paid by Suncor.

Q. How can I vote?

A. If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by signing and returning your proxy form in the prepaid envelope provided or by voting using the internet at www.computershare.com/proxy or by calling 1-866-732-VOTE (8683).

If your shares are not registered in your name but are held by a nominee, please see below.

Q. How can a non-registered shareholder vote?

A. If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek instructions as to how to vote your shares. Your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form.

Q. How can a non-registered shareholder vote in person at the meeting?

A. Suncor does not have access to all the names of its non-registered shareholders. Therefore, if you attend the meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the meeting, insert your name in the space provided on the proxy form or voting form sent to you or your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Computershare upon arrival at the meeting.

Q. Who votes my shares and how will they be voted if I return a proxy?

A. By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and to vote your shares. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder.

The shares represented by your proxy must be voted according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted:

x   FOR the election as directors of those nominees set out in this management proxy circular.

x   FOR the appointment of PricewaterhouseCoopers LLP as auditors.

 Q. Can I appoint someone other than the individuals in the enclosed proxy form to vote my shares?

A. Yes, you have the right to appoint the person of your choice, who does not need to be a shareholder, to attend and act on your behalf at the meeting. If you wish to appoint a person other than the names that appear, then strike out those printed names appearing on the proxy form, and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment to vote your shares has been made. Proxyholders should, on arrival at the meeting, present themselves to a representative of Computershare.

Q. What if my shares are registered in more than one name or in the name of my company?

A. If the shares are registered in more than one name, all those registered must sign the form of proxy. If the shares are registered in the name of your company or any name other than yours, you may require documentation that proves you are authorized to sign the proxy form.

Q. Can I revoke a proxy or voting instruction?

A. If you are a registered shareholder and have returned a proxy, you may revoke it by:

1.  completing and signing a proxy bearing a later date, and delivering it to Computershare; or

2.  delivering a written statement, signed by you or your authorized attorney to:

(a) the Corporate Secretary of Suncor Energy Inc. at 112 – 4th Avenue S.W., Calgary, Alberta, T2P 2V5 at any time up to and including the last business day prior to the meeting, or the business day preceding the day to which the meeting adjourned; or

(b) to the Chairman of the meeting prior to the commencement of the meeting.

If you are a non-registered shareholder, contact your nominee.

Q. Is my vote confidential?

A. Your proxy vote is confidential. Proxies are received, counted, and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management, in the event of a proxy contest or proxy validation issue, or if necessary to meet legal requirements.

Q. How many common shares are outstanding?

A. As of the date of this circular there were 458,531,871 common shares outstanding. We have no other class or series of voting shares outstanding. As of February 27, 2006, there is no person who, to the knowledge of our directors and officers, beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares.

Q. What is electronic delivery?

A. Electronic delivery is voluntary e-mail notification sent to our non-registered shareholders when documents such as our annual report, quarterly reports and this management proxy circular are available on our web site. If you wish, you may elect to be notified by e-mail when documentation is posted on our web site. Electronic delivery will save paper, provide an environmental benefit, and reduce costs.

Q. How can I ask for electronic delivery?

A. If you are a non-registered shareholder, go to the ADP Investor Communication web site at www.InvestorDeliveryCanada.com (ADP provides the proxy, financial reports and regulatory mailing service to most non-registered shareholders of Suncor) and follow the instructions on the screen.

You will need your Control Number and your PIN number (you will find them on the proxy form provided in your package). If you do not have an ADP proxy, this electronic delivery service may not be available to you.

Q. What if I have other questions?

A. If you have a question regarding the meeting, please make inquiries through: North America: Computershare at 1-877-982-8760 or www.computershare.com or the Corporate Secretary of Suncor Energy Inc. at: 403-269-8100 or info@suncor.com.

Webcast of Meeting

The meeting may also be viewed via webcast on www.suncor.com commencing at 10:30 a.m. (MST) on Wednesday, April 26, 2006. Shareholders may view the meeting and ask questions on line, but will not be able to vote via the webcast.

BUSINESS OF THE MEETING

Election of Directors

Suncor’s Articles of Incorporation stipulate there shall be not more than 15 nor fewer than eight directors. There are currently 12 directors. In accordance with our by-laws, the Board of Directors has determined that 12 directors will be elected at the meeting.

Robert Korthals will be retiring from the board after 10 years of service. During that period, he served on several board committees, including the audit committee. Suncor’s management and board thank Mr. Korthals for his dedication and service to Suncor and its shareholders.

Suncor’s board looks forward to welcoming Eira Thomas, a new board nominee for 2006. Ms. Thomas, a professional geologist, brings to Suncor’s board extensive experience in the resource sector.

Management will propose at the meeting that the 12 nominees named on pages 5 to 7 be elected directors. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Unless specified in a proxy that the common shares represented shall be withheld from voting in the election of directors, the persons named in the accompanying proxy form intend to vote for the election of the nominees whose names appear on pages 5 to 7.

Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the persons named in the accompanying proxy form reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be withheld from voting in the election of directors.

THE PERSONS NOMINATED FOR ELECTION AS DIRECTORS ARE AS FOLLOWS:

MEL E. BENSON

(independent)

Calgary, Alberta

Current age: 57

Period of service as a director: April 19, 2000 to present

Common Shares (1): 8,780

Deferred Share Units (2): 8,960

Directors’ Options (3): 16,000

Mel Benson is president of Mel E. Benson Management Services Inc., an international management consulting firm based in Calgary, Alberta. In 2000 Mr. Benson retired from a major international oil company. Mr. Benson is a director of PanGlobal Energy Ltd., Kanetax Energy Inc. and Tenax Inc. He is active with several charitable organizations including (STARS) Shock Trauma Air Rescue Services, the Council for Advancement of Native Development Officers and the Canadian Aboriginal Professional Association. He is also a member of the Board of Governors for the Northern Alberta Institute of Technology.

BRIAN A. CANFIELD
(independent)

Point Roberts, Washington

Current age: 67
Period of service as a director: November 10, 1995 to present
Common Shares (1): 7,010
Deferred Share Units (2): 20,156
Directors’ Options (3): 64,000

Brian Canfield is the chairman of TELUS Corporation, a telecommunications company. Mr. Canfield is also a director and member of the Governance Committee of the Canadian Public Accountability Board.

BRYAN P. DAVIES
(independent)
Etobicoke, Ontario
Current age: 57
Periods of service as a director: January 28, 1991 to April 23, 1996, and April 19, 2000 to present
Common Shares (1): 12,400
Deferred Share Units (2): 16,257
Directors’ Options (3): 48,000

Bryan Davies is president of Davtak (Canada) Inc., a policy consulting firm based in Toronto. He is also a director of the General Insurance Statistical Agency. He is past superintendent of the Financial Services Commission of Ontario. Prior to that he was senior vice president, Regulatory Affairs with the Royal Bank Financial Group. Mr. Davies is also active in a number of not-for-profit charitable organizations, including serving as chair of the Canadian Merit Scholarship Foundation and a director of the Foundation for International Training.

BRIAN A. FELESKY
(independent)
Calgary, Alberta
Current age: 62
Period of service as a director: April 26, 2002 to present
Common Shares (1): 10,000
Deferred Share Units (2): 9,287
Directors’ Options (3): 32,000

Brian Felesky is a partner in the law firm of Felesky Flynn LLP in Calgary, Alberta. Mr. Felesky also serves as a director on the board and chair of the audit committee of Epcor Power LP. He is also a member of the board of Precision Drilling Trust and Fairquest Energy Ltd. Mr. Felesky is actively involved in not-for-profit and charitable organizations. He is the co-chair of Homefront on Domestic Violence, vice chair of the Canada West Foundation, member of the Senate of Athol Murray College of Notre Dame and board member of the Canadian Unity Council, Calgary Arts Development Authority and the Calgary Stampede Foundation.

JOHN T. FERGUSON
(independent)
Edmonton, Alberta
Current age: 64
Period of Service as a director: November 10, 1995 to present
Common Shares (1): 17,128
Deferred Share Units (2): 12,772
Directors’ Options (3): 64,000

John Ferguson is founder and chairman of the board of Princeton Developments Ltd., a real estate company in Edmonton, Alberta. Mr. Ferguson is also a director of Fountain Tire Ltd., the Royal Bank of Canada and Strategy Summit Ltd. In addition, he is also a director of the C.D. Howe Institute, the Alberta Bone and Joint Institute, an advisory member of the Canadian Institute for Advanced Research and he serves on the Business Advisory Council of the School of Business (University of Alberta). His involvement in the community includes Chancellor Emeritus and Chairman Emeritus of the University of Alberta.

W. DOUGLAS FORD
(independent)
Downers Grove, Illinois
Current age: 62
Period of service as a director: April 29, 2004 to present
Common Shares (1): Nil
Deferred Share Units (2): 9,220
Directors’ Options (3): 12,000

W. Douglas Ford was chief executive, refining and marketing for BP p.l.c. from 1998 to 2002 and was responsible for the refining, marketing and transportation network of the company as well as the aviation fuels business, the marine business and BP shipping. Mr. Ford currently serves as a director of USG Corporation and Air Products and Chemicals, Inc. He is also a member of the Board of Trustees of the University of Notre Dame.

RICHARD L. GEORGE
(non-independent, management)
Calgary, Alberta
Current age: 55
Period of service as a director: February 1, 1991 to present
Common Shares (1): 204,837
Deferred Share Units (2): 204,486
Directors’ Options (3): n/a

Richard George is the president and chief executive officer of Suncor Energy Inc. (4) Mr. George is also a director of GlobalSantaFe Corporation. In addition, Mr. George serves as the chairman of the Canadian Council of Chief Executives.

JOHN R. HUFF

(independent)
Houston, Texas
Current age: 59
Period of service as a director: January 30, 1998 to present
Common Shares (1): 21,154
Deferred Share Units (2): 20,602
Directors’ Options (3): 64,000

John Huff is chairman and chief executive officer of Oceaneering International Inc., an oil field services company. He is also a director of BJ Services Company. Mr. Huff is active in a variety of non-profit organizations, including the American Bureau of Shipping, the Marine Resources Foundation and St. Luke’s Episcopal Hospital in Houston.

M. ANN MCCAIG
(independent)
Calgary, Alberta
Current age: 66
Period of service as a director: October 1, 1995 to present
Common Shares (1): 10,433
Deferred Share Units (2): 19,258
Directors’ Options (3): 72,000

Ann McCaig is the president of VPI Investments Ltd., a private investment holding company. Mrs. McCaig is actively involved with charitable and community activities. She is currently chair of the Alberta Adolescent Recovery Centre, co-chair of the Alberta Children’s Hospital Foundation – All for One All for Kids $50 million Campaign, a trustee of the Killam Estate, chair of the Calgary Health Trust, a director of the Calgary Stampede Foundation and honorary chair of the Alberta Bone and Joint Institute. She is also Chancellor Emeritus of the University of Calgary.

MICHAEL W. O’BRIEN
(independent)
Canmore, Alberta
Current age: 61
Period of service as a director: April 26, 2002 to present
Common Shares (1): 25,904
Deferred Share Units (2): 6,149
Directors’ Options (3): 16,000

Michael O’Brien is the former executive vice president, corporate development and chief financial officer of Suncor Energy Inc., having retired in 2002. Prior to that, Mr. O’Brien was executive vice president of Suncor’s wholly-owned subsidiary, Suncor Energy Products Inc. (formerly Sunoco Inc.) from 1992 to 2000. Mr. O’Brien also serves on the boards of directors of PrimeWest Energy Inc. and Shaw Communications Inc. In addition, he is past-chair of the board of trustees for Nature Conservancy Canada, past-chair of Canadian Petroleum Products Institute and past-chair of Canada’s Voluntary Challenge for Global Climate Change.

JR SHAW
(independent)
Calgary, Alberta
Current age: 71
Period of service as a director: January 30, 1998 to present
Common Shares (1): 191,900
Deferred Share Units (2): 40,941
Directors’ Options (3): 64,000

JR Shaw has been the chairman of the board of Suncor since 2001. He is also the executive chair of Shaw Communications Inc., the company he founded in 1966. Mr. Shaw is also president of the Shaw Foundation and serves as a director of Darian Resources Ltd.

EIRA M. THOMAS
(independent)
West Vancouver, British Columbia
Current age: 37
Period of service as a director: director nominee
Common Shares (1): 2,000

Eira Thomas has been president and chief executive officer of Stornoway Diamond Corporation, a mineral exploration company, since July 2003. From March 2000 to July 2003, Ms. Thomas was president of Navigator Exploration Corporation, and from April 2002 to July 2003, she was chief executive officer of Stornoway Ventures Ltd. She is also a director of Aber Diamond Corporation, Strongbow Exploration Inc., International Uranium Corporation and Fortress Minerals Ltd. In addition, Ms. Thomas is a director of the University of Toronto (U of T) Alumni Association, Lassonde Advisory Board of the U of T, Prospectors and Developers Association of Canada and the Northwest Territories and Nunavut Chamber of Mines. She also is a member of the U of T President’s Internal Advisory Council.

(1) “Common Shares” refers to the number of common shares beneficially owned, or over which control or direction is exercised, by the director as at March 1, 2006. The information relating to holdings of common shares, not being within the knowledge of Suncor, has been furnished by the respective nominees individually. Fractional common shares have been excluded from the numbers shown. The number of common shares held by Mr. George includes (164,972) common shares over which he exercises control or direction but which are beneficially owned by members of his family. The number of common shares held by Mr. Shaw includes common shares over which he exercises control or direction, but which are beneficially owned jointly by Mr. Shaw and his spouse (13,900), common shares beneficially owned by his spouse (10,000), and common shares beneficially owned by his company (24,000).

(2) Deferred Share Units (DSUs) are not voting securities but are included in this table for informational purposes. See “Compensation of Directors” for a description of DSUs. The number of DSUs for each director is as at March 1, 2006, and fractional DSUs have been excluded from the numbers shown. DSUs held by Mr. George were awarded under executive incentive plans and not under the directors’ DSU plan.

(3) Directors’ options are not voting securities but have been included in this table for informational purposes. Directors’ options comprise only options granted to non employee directors, as described under the heading, “Compensation of Directors”. Directors’ options do not include options granted to Mr. George in his capacity as such under Suncor’s Executive Stock Plan and SunShare Performance Stock Option Plan, respectively (together, the “Executive Plans”). Options and Performance Share Units held by
Mr. George under the Executive Plans are reported in the table on pages 15-16.

(4) Mr. George also serves as director and/or officer of certain subsidiaries of Suncor.

APPOINTMENT OF AUDITORS

The directors and management propose that PricewaterhouseCoopers LLP be appointed as Suncor’s auditors until the close of the next annual meeting. PricewaterhouseCoopers LLP has been the company’s auditors for more than five years.

Fees payable to PricewaterhouseCoopers LLP in 2004 and 2005 are detailed below.

($)	2004	2005
Audit Fees	2 679 498	896 693
Audit-related Fees	23 050	123 792
Tax Fees	25 132	8 905
All Other Fees	6 150	6 405
Total	2 733 830	1 035 840

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of Suncor’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-related Fees

Audit-related fees were paid for professional services rendered by the auditors for preparation of reports on specified procedures as they relate to joint venture audits, attest services not required by statute or regulation, and membership fees levied by the Canadian Public Accountability Board.

Tax Fees

Tax fees were paid for international tax planning, advice and compliance.

All Other Fees

Fees disclosed under “All Other Fees” were paid for subscriptions to auditor-provided and supported tools.

None of the services described under the captions "Audit-Related Fees", "Tax Fees" and "All Other Fees" were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulaton S-X.

DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

Compensation of Directors

Directors, other than Richard L. George, Suncor’s president and chief executive officer, receive compensation from Suncor for services in their capacity as directors on the following basis:

Annual board retainer	$ 36 000 (prorated for period served)
Each board meeting attended	$ 1 500
Each committee meeting attended	$ 1 500
Long-distance travel fee (paid when long-distance travel is required the day before a meeting)	$ 1 500
Annual retainer for Audit Committee chair	$ 15 000 (increased from $10,000 effective July 2005)
Annual retainer for all other committee chairs	$ 7 000
Annual retainer for Audit Committee members	$ 6 000 (increased from $4,000 effective July 2005)
Annual retainer for all other committee members (1)	$ 4 000 per committee
Annual retainer for chairman of the board (1)	$ 200 000

(1) The chairman of the board is not eligible to receive any additional fees, with the exception of travel fees.

(2) Directors are also reimbursed for long-distance travel expenses to attend meetings.

Please see the following chart for a summary of the fees paid to directors in 2005.

Fees Paid to Directors in 2005

All Fees in Dollars ($)

Name	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Board Attendance Fee (3)	Committee Attendance Fee (3)	Total Fees Paid (1)(2)

Mel Benson	36 000	8 000	—	10 500	15 000	69 500
Brian A. Canfield	36 000	4 000	7 000	13 500	16 500	77 000
Susan E. Crocker (4)	12 000	2 667	—	6 000	9 000	29 667
Bryan P. Davies	36 000	9 000	—	16 500	19 500	81 000
Brian Felesky	36 000	9 000	—	10 500	19 500	75 000
John T. Ferguson	36 000	4 000	12 500	13 500	21 000	87 000
W. Douglas Ford	36 000	8 000	—	19 500	13 500	77 000
Richard L. George	—	—	—	—	—	—
John R. Huff	36 000	4 000	7 000	13 500	15 000	75 500
Robert W. Korthals	36 000	5 000	—	15 000	12 000	68 000
M. Ann McCaig	36 000	4 000	7 000	7 500	12 000	66 500
Michael O’Brien	36 000	7 000	—	10 500	13 500	67 000
JR Shaw	200 000	—	—	3 000	—	203 000

(1) Eligible board members also receive DSUs under the Suncor Directors’ Deferred Share Unit Plan and stock options under the Executive Stock Plan.

(2) Amounts reflect aggregate value of compensation paid in DSUs or combination of DSUs and cash.

(3) Includes fees received for travel days. As board chair, Mr. Shaw is not eligible to receive attendance fees, other than for travel days.

(4) Ms. Crocker did not stand for re-election in 2005 and accordingly ceased to be a director as of April 28, 2005.

Directors who are not Suncor employees (“non-employee directors”) participate in a Directors’ Deferred Share Unit Plan (the “DSU Plan”). Under the DSU Plan, each non-employee director receives an annual grant of 2,150 deferred share units (“DSUs”). The compensation plan also provides for an initial grant to each newly elected director of 2,150 DSUs upon their election to the board. On an ongoing basis, non-employee directors also receive one-half, or upon election, all of their compensation (excluding expense reimbursements) in the form of DSUs. The number of DSUs to be credited to a director’s account on each payment date is equal to the number of common shares that could have been purchased on the payment date with the amount of compensation allocated to the DSU Plan. On each dividend payment date for common shares, an additional number of DSUs is credited to the directors’ DSU accounts, equivalent to the number of common shares that could have been acquired on that date by notional dividend reinvestment.

DSUs will be paid out in cash when the director ceases to hold office as a director or on a date elected by the director prior to December of the year following cessation of directorship. For directors subject to payment of U.S.

REPORT ON EXECUTIVE COMPENSATION

federal tax, the redemption period to elect pay out of DSUs starts on the first day of the first calendar year following the year in which the DSU plan participant ceased to be a director and ends on November 30 of that same year. The cash payment is calculated by multiplying the number of DSUs by the then-current market value of a common share. In 2005 directors received a total of 38,421 DSUs. The number of DSUs held individually by the directors is set out under the heading “Election of Directors” on pages 5 to 7.

The Board of Directors has established share ownership guidelines for non-employee directors. Under these guidelines, each director should own Suncor common shares (including DSUs) with a market value of $400,000 (increased from $200,000) within five years of being appointed or elected to the board. As of December 31, 2005, all non-employee directors were in compliance with the share ownership guidelines.

Suncor’s Executive Stock Plan (“ESP”), described in more detail under the heading, “Report on Executive Compensation”, provides for the automatic grant of options to purchase common shares and awards of Limited Appreciation Rights (“LARs”) to non-employee directors. Under the ESP, each non-employee director receives an annual grant of options to purchase 4,000 common shares following each annual meeting of our shareholders. The compensation plan also provides for an initial grant to each newly elected director of 4,000 options to purchase common shares upon their election to the board.

Options are granted at an exercise price equal to the market price of the common shares at the time of the grant, expire 10 years from the date of grant and vest over a three-year period. All options granted to non-employee directors have an equivalent number of LARs attached to them. The terms of the LARs are described under the heading “Termination Contracts and Change of Control Arrangements”.

The ESP includes provisions that allow for the exercise of a non-employee director’s options for a limited period of time after the date the option holder ceases to be a director of Suncor. However, all LARs held by a non-employee director immediately terminate upon cessation of such person’s directorship.

The ESP also provides an alternative, on activation by the board, for the payment of a fixed percentage of directors’ annual retainers in common shares. As of the date hereof, these provisions had not been activated.

Composition of the Human Resources and Compensation Committee

During 2005, Mel Benson, Brian Canfield, John Huff, Ann McCaig and JR Shaw served as members of the Human Resources and Compensation Committee (the “HR&CC”). Susan Crocker also served as a member of the HR&CC until she resigned from the board in April 2005. Douglas Ford served as a member of the committee beginning in July 2005. Mr. Canfield served as chairman. All members of HR&CC are independent directors.

Human Resources and Compensation Committee

The HR&CC’s mandate is to:

•                  review Suncor’s overall goals and objectives and ensure they are supported by appropriate executive compensation philosophy and programs;

•                  annually evaluate the performance of the CEO against predetermined goals and criteria, and recommend to the board the total compensation for the CEO;

•                  annually review the CEO’s evaluation and recommendations for total compensation of the other executive roles;

•      review the succession planning process and results of the process as it relates to the executive roles;

•                  review, on a summary basis, any significant compensation and benefit programs for all employees; and

•      review the compensation for the Board of Directors and ensure its competitiveness.

The HR&CC retains an independent compensation consultant to help discharge its mandate. The HR&CC engaged the services of Hewitt Associates until November 2005. Hewitt Associates’ mandate was to serve Suncor and work for the HR&CC in its review of executive compensation practices, executive compensation design, board compensation and design, market trends and regulatory considerations.

During 2005, Hewitt Associates did not meet with the committee, but did correspond with the committee chair. The individual executive compensation consultant at Hewitt Associates who advised the HR&CC was not permitted to be the overall account manager for Suncor and does not report to the overall account manager. Hewitt Associates was not retained by Suncor during 2005 for any other services except to assist in the accounting valuation of stock options.

Towers Perrin has been retained in the role of executive compensation consultant to the HR&CC since November 2005. The consultant’s mandate from the HR&CC is to provide:

•                  expertise and advice in the development of compensation policies and programs for executives and directors;

•                  periodic updates to the HR&CC on best practices, trends and emerging regulatory or governance matters related to executive and director compensation; and

•                  custom survey work.

Towers Perrin also provides actuarial, pension and post-retirement benefits advice to Suncor.

The HR&CC has ensured that the executive compensation consultant has a clear reporting relationship to the committee and is able to provide advice to the committee independent of the firm’s other relationship with management. The HR&CC has the final authority to hire and terminate the consultant.

Executive Compensation

Suncor’s executive compensation program is comprised of three primary components: base salary, annual incentive and long-term incentives. Together, these components support our strategy for achieving the following objectives:

•                  to align executive compensation with shareholders’ interests;

•                  to attract and retain highly qualified management;

•                  to focus performance by linking incentive compensation to the achievement of business objectives and financial performance; and

•                  to encourage retention of key leaders for the succession of our management.

The total compensation mix is structured to place a significant portion of the executive’s compensation at risk, based on individual, business and corporate performance, as well as market practice. Compensation practices are also consistent and competitive with the external market.

For our executive officers, including the executives listed in the Summary Compensation Table (the “Named Executive Officers”), base salary is targeted at the 50th percentile, and the total compensation package (including annual and long-term incentives) is targeted at the 65th percentile of remuneration paid by a comparative group of autonomous Canadian companies (the “Comparator Group”) to executives in comparable positions. The Comparator Group companies compete with Suncor for executive talent, operate in similar business environments and are of similar size, scope and complexity. These guidelines are based on market data compiled through industry and general compensation surveys of pay practices and trends conducted by independent compensation consultants.

Executive Compensation Components

Base salary Salary is recognition for discharging job responsibilities and reflects the skills and capabilities demonstrated by the executive. Individual salary adjustments take into account the market value of the role and the executive’s demonstration of capability for the year.

Annual incentive plan Our Management Incentive Plan (“MIP”) provides executive officers and other senior management with the opportunity to earn annual incentive awards based on the achievement of pre-established annual corporate, business and individual performance objectives. Awards for corporate executives are based on Suncor’s overall performance. Awards for the business unit executives are based on a combination of the performance of Suncor and the executive’s respective business unit.

Long-term incentives Our executive officers and other senior management participate in three long-term incentive programs: (i) the ESP; (ii) the Performance Share Unit Plan (“PSU Plan”); and (iii) the SunShare Performance Stock Option Plan (“SunShare Plan”). See “Summary of Equity Compensation Plans” on page 20 for a detailed description of these plans. For details of these grants to the Named Executive Officers, see “Option/SAR Grants During the Most Recently Completed Fiscal Year” on page 16.

Effective February 2, 2006, the Board of Directors approved the grant of options, PSUs and LARs to the Named Executive Officers, and certain other eligible employees under the terms of the ESP and the PSU Plan. The exercise price of the options is $92.11 per share, based on the market price of common shares on the date prior to the effective grant date. Executive officers, including the Named Executive Officers, were awarded a number of LARs equal to the number of options granted. The table below outlines the awards made to the Named Executive Officers effective February 2, 2006.

Name	# of Options/ LARs Granted	# of Performance Share Units Granted
R.L. GEORGE President & Chief Executive Officer	79 000	39 500

J.K. ALLEY Senior Vice President & Chief Financial Officer	16 000	8 000

M. ASHAR Executive Vice President, Energy, Marketing & Refining USA	24 000	12 000

D. BYLER Executive Vice President, Natural Gas & Renewable Energy	22 000	11 000

S. WILLIAMS	24 000	12 000
Executive Vice President, Oil Sands

Executive Share Ownership Guidelines

Suncor’s executive share ownership guidelines are for common share holdings with an aggregate value of four times base salary for the CEO, two times base salary for executive and senior vice presidents, and one times base salary for other vice presidents. The guideline should be achieved five years after appointment to an executive position. Common shares and deferred share units count toward fulfillment of the guidelines. As of December 31, 2005, each executive was in compliance with the share ownership guidelines.

Compensation of the President and Chief Executive Officer

Mr. George’s compensation is determined by the HR&CC and is based on achievement of corporate and personal performance goals.

Suncor’s compensation structure for Mr. George contains significant pay at risk components. Based on actual payments in 2005, base salary comprised 21% of Mr. George’s total compensation. His annual performance based incentive payment contributed an additional 25%, and his mid- and long-term incentives, the majority of which are performance-based, contributed the remaining 54% (all percentages are approximate).

The annual incentive target is determined by Suncor’s financial and operational performance, and is weighted 20% on the company’s financial results (earnings and cash flow from operations) and 80% on the weighted average of the five business units’ scores against performance targets approved annually by the Board of Directors (safety, production, cost, profitability and operational performance). Each board member completes an evaluation of the CEO’s personal performance for the year and the overall score is used to establish a personal performance factor which is multiplied by the incentive target to determine his annual incentive amount. The CEO’s annual incentive can range from a minimum of 0% to a maximum of 240% of base salary.

The annual CEO performance evaluation is led by the chairman of the board and includes formal written evaluations by each independent board member against the CEO’s key strategic and organizational objectives. The HR&CC develops the compensation recommendation for the CEO for review and approval by the Board of Directors, based on the performance evaluation.

The board determined that Mr. George’s performance in 2005 was exceptional. In addition to a base salary of $1,052,769, Mr. George received an annual incentive of $1,800,000 for 2005 to recognize his effective leadership and Suncor’s financial results.

The results of Mr. George’s efforts were reflected in Suncor’s 2005 financial performance (1):

•                  Net earnings of $1.245 billion.

•                  Cash flow from operations of $2.476 billion.

•                  Overall ROCE of 20.9% (excluding major projects in progress).

•                  While Suncor invested $2.8 billion (excluding fire rebuild costs and capitalized interest) in capital spending primarily to expand operations, maintaining a strong balance sheet remained a priority. At December 31, 2005, Suncor’s net debt (including cash and cash equivalents) was $2.9 billion.

Suncor’s common shares closed at $73.32 at the end of 2005, an increase of 73% during the year.

On January 4, 2005, fire damaged Suncor’s oil sands operation. During the nine months it took to repair the operation, crude oil production was reduced by nearly half. As a result of this reduced production, Suncor’s financial results, including earnings and cash flow, were negatively impacted. In anticipation of these impacts, the board reduced 2004 incentive payments to Mr. George and the Named Executive Officers. Because of that previous reduction, Mr. George’s 2005 incentive payment was not affected.

Performance Graph

The graph reflects the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 2000 in each of Suncor Energy Inc. common shares, the S&P/TSX Composite (TRIV) Index and the S&P/TSX Composite Energy (TRIV) Index.

The year-end values of each investment shown on the graph are based on share price appreciation plus dividend reinvestment.

(1) The financial measures cash flow from operations, return on capital employed (ROCE) and cash operating costs referred to in this circular are not prescribed by GAAP and are outlined and reconciled in Non-GAAP Financial Measures, on page 56 of our 2005 annual report.

The chart below summarizes Mr. George’s goals for 2005 and his performance against those goals:

Goal	Result

Reduce lost-time injury frequencies.

Lost-time injury frequency was virtually unchanged over 2004. The recordable injury frequency for employees improved slightly but for contractors, we saw a slight increase. At our oil sands facility, upgrading employees and contractors achieved 10.5 million hours (almost three years) without a lost-time injury.

Complete fire recovery and planned maintenance at oil sands and return to full production in the third quarter.

Recovery work was completed on schedule with the plant running at full capacity by the end of September. Planned maintenance at oil sands also was completed despite the scheduling impact created by the fire.

Build for future oil sands growth.

Expansion of Suncor’s oil sands facilities to 260,000 barrels per day was completed on schedule and on budget. In March, we filed a regulatory application for plans to take production to more than half a million barrels in 2010 to 2012.

Increase natural gas production volumes to 205 to 210 million cubic feet per day.	At 190 million cubic feet per day, natural gas production fell short of target due to weather-related delays in drilling and tie-ins and unplanned maintenance.

Advance downstream integration plans.

In June, Suncor began to integrate newly acquired refining assets into what is now the largest refining operation in the U.S. Rocky Mountain region. Construction activity reached peak levels at the Sarnia and Commerce City refineries on plans to modify the facilities to produce low-sulphur fuels and integrate larger volumes of oil sands sour crude production.

Focus on enterprise-wide efficiency.	To more seamlessly integrate operations and support growth plans, Suncor completed the first stage of a company-wide upgrade to many business processes and systems.

Maintain a strong balance sheet.

While net debt increased due to higher capital spending and expenses associated with fire recovery, we ended the year with a debt to cash flow ratio of 1.2, up only slightly from a ratio of 1.1 in 2004.

Continue to pursue energy efficiencies, greenhouse gas offsets and new renewable energy projects.	In addition to advancing research into carbon capture, Suncor began construction on an ethanol plant in Ontario and a wind power project in Alberta.

The board positively recognized Mr. George’s strong leadership, both within Suncor and in the wider community, including his work as chairman of the Canadian Council of Chief Executives. Recognition was also given for his strong leadership on environmental and social issues. Suncor was included on the Dow Jones Sustainability Index for the seventh consecutive year. The stock index tracks the performance of leading sustainability companies.

While the information in the following table appears on subsequent pages in the required or suggested disclosure format, this information about Suncor’s president & CEO has been consolidated to provide greater disclosure and clarity for shareholders.

Summary Compensation Table

R.L. George, President and Chief Executive Officer

	$2005	2004	2003

Cash Compensation
Base Salary	1 052 769	998 789	885 846
Bonus	1 800 000	1 250 000	1 300 000
Total Cash Compensation	2 852 769	2 248 789	2 185 846
Long-term Compensation
Stock Options (1)	873 554	935 640	1 575 823
Performance Share Units (2)	1 452 081	1 262 589	N/A
Total Long-term Compensation	2 325 635	2 198 229	1 575 823
Total Direct Compensation	5 178 404	4 447 018	3 761 669
Perquisites	60 265	61 031	60 134
Pension (3)	(204 200)	826 000	340 800
Total Compensation	5 034 469	5 334 049	4 162 603

(1) This represents the portion of total direct compensation that was granted in stock options to Mr. George: 72,000 in 2005, 90,000 in 2004 and 180,000 in 2003. The values disclosed have been calculated using a binomial pricing model based on a grant price of $41.57 in 2005, $34.58 in 2004 and $26.14 in 2003. Awards vest one third per year over a three year period, starting on January 1 of the year following the grant and expire after ten years.

(2) This represents the portion of total direct compensation that was granted in Performance Share Unit (PSU) awards to Mr. George: 44,640 in 2005 and 46,800 in 2004. The values disclosed have been calculated using a binomial pricing model based on the market value of Suncor’s common shares at the beginning of the performance period, $41.57 in 2005 and $34.58 in 2004. The payout, ranging from 0% to 150% of share price, is dependent on the company’s total return to shareholders during the three-year performance period relative to a group of North American oil and gas companies. The units do not accumulate dividend equivalents.

(3) The pension value represents the increase in the pension liability for the fiscal year related to service cost, compensation changes differing from assumptions and impact of plan changes. For comparability and consistency, this value is determined consistent with the actuarial assumptions used to determine the year-end pension plan liabilities disclosed in the financial statements, in accordance with generally accepted accounting principles.

This report is furnished by the members of the Human Resources and Compensation Committee:

Brian A. Canfield, Chairman

Mel E. Benson

W. Douglas Ford

John R. Huff
M. Ann McCaig
JR Shaw

Other Executive Compensation

The table below provides a summary of compensation earned by the chief executive officer, the chief financial officer and the three other most highly compensated executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Other Annual Compensation ($) (2)	Securities Under Options/SARs (5)	All Other Compensation ($) (3)(4)

R.L. GEORGE	2005	1 052 769	1 800 000	109 230	72 000	79 945
President and Chief	2004	998 789	1 250 000	107 705	90 000	72 858
Executive Officer	2003	885 846	1 300 000	107 669	180 000	66 232

J.K. ALLEY	2005	325 962	350 000	9 793	16 000	23 599
Senior Vice	2004	280 576	210 000	9 335	16 000	16 971
President and Chief	2003	237 376	180 000	9 507	67 833	14 166
Financial Officer

M.M. ASHAR (6)	2005	437 647	455 000	24 483	24 000	14 553
Executive Vice	2004	460 208	350 000	133 581	25 000	17 018
President, Energy,	2003	462 137	400 000	23 767	67 000	17 796
Marketing and
Refining, U.S.A.

D.W. BYLER	2005	396 385	390 000	30 505	22 000	31 160
Executive Vice	2004	377 346	370 000	29 078	21 500	29 500
President, Natural	2003	362 346	350 000	29 614	50 000	28 084
Gas and Renewable
Energy

S.W. WILLIAMS	2005	434 577	550 000	14 400	24 000	32 766
Executive Vice	2004	405 577	360 000	14 400	25 000	24 123
President, Oil Sands	2003	372 346	350 000	59 380	80 000	14 784

(1) Bonus awards are paid in cash in the year following the year in which they are earned. Amounts paid under the Management Incentive Plan in 2006 in respect of services in 2005 are included.

(2) Amounts reported as Other Annual Compensation include resettlement amounts provided to Named Executive Officers relocated at Suncor’s request, imputed interest on mortgage loans, reimbursement of taxes on these amounts, notional dividend reinvestment in respect of Deferred Share Units (“DSU Dividend Reinvestment”) granted pursuant to the Special Performance Incentive Plan (“SPIP”), perquisites, other taxable benefits and other annual compensation. Mr. George’s other annual compensation for 2005 includes $48,965 for DSU Dividend Reinvestment and $19,409 for a leased automobile. In 2004, these amounts were $46,674 and $19,409 respectively. In 2003, these amounts were $47,535 and $17,322 respectively.

(3) Represents Suncor contributions to the Suncor Savings Plan and Personal Retirement Account on behalf of the Named Executive Officer. Suncor contributes up to 5.5% of employee basic earnings to the Savings Plan on a matching basis. Suncor also makes contributions to Personal Retirement Accounts for all employees, including Named Executive Officers, of 1% of basic earnings, plus up to an additional 1.5% of basic earnings on a 50% matching basis, subject to maximum contribution levels.

(4) Suncor employees, including Named Executive Officers, making current contributions to the Suncor Savings Plan earn up to 2% of their employee basic earnings as credits. These credits may be used to purchase additional group medical, dental, health and insurance benefits on the same terms as are available to all salaried employees of Suncor, or the credits may be taken as additional compensation. Credits taken by the Named Executive Officers as additional compensation have been included in the total.

(5) Long-term compensation awards during 2003 include options granted under the Executive Stock Plan, as well as options granted under the SunShare Plan.

(6) Mr. Ashar’s remuneration is paid in U.S. dollars as he has relocated to Denver, Colorado as President of Suncor Energy (U.S.A.) Inc. For reporting purposes, all amounts in this table have been converted to Canadian dollars at prevailing exchange rates and the variance in Mr. Ashar’s base salary is due primarily to the effect of the increasing value of the Canadian dollar relative to the U.S. dollar.

Options

For details of the 2005 option grants to the Named Executive Officers and the fiscal year-end option values, see the following tables. Details of options granted to Named Executive Officers subsequent to December 31, 2005 are included in the “Report On Executive Compensation”. Suncor’s Executive Stock Plan also provides for the issuance of Share Appreciation Rights (SARs). However, no SARs were issued during the 2005 fiscal year or were outstanding as of December 31, 2005.

Option/SAR Grants During the Most Recently Completed Fiscal Year

Name	Securities Under Options/SARs Granted (#) (1) (2)	% of Total Options/ SARs Granted to Employees in Fiscal Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/ SARs on Date of Grant ($/Security)	Expiration Date

R.L. GEORGE	72 000	2.71	41.57	41.57	February 3, 2015
J.K. ALLEY	16 000	0.60	41.57	41.57	February 3, 2015
M.M. ASHAR	24 000	0.90	41.57	41.57	February 3, 2015
D.W. BYLER	22 000	0.83	41.57	41.57	February 3, 2015
S.W. WILLIAMS	24 000	0.90	41.57	41.57	February 3, 2015

(1) These options were granted under the Executive Stock Plan on February 3, 2005. The first 1/3 of the award is exercisable on and after January 1, 2006, the second 1/3 on and after January 1, 2007 and the final 1/3 on and after January 1, 2008. In conjunction with these option grants, Named Executive Officers also received an equivalent number of LARS, exercisable only in the event of a change of control transaction. See “Termination Contracts and Change of Control Arrangements” for further information regarding the LARS.

(2) In the event of a change of control or after the occurrence of certain specified corporate changes any outstanding options which are not then exercisable automatically become exercisable.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year-end Option/SAR Values

			Unexercised Options/SARs at Fiscal Year-end (#)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-end ($) (2)
Name	Securities Acquired on Exercise (#) (1)	Aggregate Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

R.L. GEORGE	140 000	6 504 547	1 057 600	360 000	57 194 504	15 113 760
J.K. ALLEY	6 000	228 379	147 755	86 832	7 876 902	3 677 530
M.M. ASHAR	20 000	938 739	451 200	135 000	24 691 627	5 749 590
D.W. BYLER	44 800	2 241 968	244 501	124 999	12 518 707	5 328 302
S.W. WILLIAMS	0	0	149 667	139 333	6 877 078	5 959 721

(1) The figures shown represent Common Shares.

(2) The unexercised value is the difference between the exercise price of the option and the closing price for the Common Shares on the Toronto Stock Exchange on December 31, 2005. The closing price for the Common Shares on the Toronto Stock Exchange on December 31, 2005 was $73.32. Options are in-the-money at fiscal year-end if the market value of the underlying shares at year-end exceeds the exercise price of the options.

Long-term Incentive Plans – Awards in Most Recently Completed Fiscal Year

			Estimated Future Payouts Under Non-securities Price Based Plans (1)(2)
Name	Securities, Units or Other Rights (#) (1)	Performance or Other Period Until Maturation or Payout	Threshold (#) (2)	Target (#)	Maximum (#)
R.L. GEORGE	44 640	January 1, 2005 – December 31, 2007	0	44 640	66 960
J.K. ALLEY	9 920	January 1, 2005 – December 31, 2007	0	9 920	14 880
M.M. ASHAR	14 880	January 1, 2005 – December 31, 2007	0	14 880	22 320
D.W. BYLER	13 640	January 1, 2005 – December 31, 2007	0	13 640	20 460
S.W. WILLIAMS	14 880	January 1, 2005 – December 31, 2007	0	14 880	22 320

(1) Amounts represent ‘Performance Share Units’. See “Report on Executive Compensation” on page 10 for details.

(2) Estimated payouts refer to the number of units that will mature dependent on achievement of performance criteria as specified in the terms of the Performance Share Unit Plan. Payouts will be in the form of cash, based on the number of units that vest multiplied by the Common Share Price on the day of payout.

Retirement Arrangements

The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees, including the Named Executive Officers. Retirement income is based on a combination of a defined benefit pension payment, including an employee-paid benefit feature, and a defined contribution account balance.

In addition to the pension under the Suncor Energy Pension Plan, executive officers may receive supplemental retirement payments under the terms of the Supplemental Executive Retirement Plan (“SERP”). Under the terms of the SERP, any new participant must be approved by the HR&CC, which consists entirely of independent members of the Board of Directors.

The SERP is a non-registered supplemental retirement arrangement with the following features:

•                  The executive’s pension is based on 5% of the executive’s remuneration times the number of years of service to a maximum of 10 years.

•                  The pension increases by an additional 1.5% of executive remuneration for each year of SERP service earned generally after the executive completes 25 years of credited service.

•                  Executive remuneration is an annualized amount of the average salary plus target bonus for the best consecutive 36 months of the last 180 months of continuous service.

•                  SERP credited service commences at the date of entry into the plan with no recognition of service for previous non-Suncor related employment.

•                  Five years of executive employment including, where applicable, the period of notice of termination or payment in lieu of such notice, are required for rights under the SERP to vest. Executive officers with less than five years of executive employment are not eligible to receive supplemental retirement payments under the SERP except in the event of a change in control, or a loss of employment upon or after the occurrence of certain specified events.

•                  SERP payments for retirement prior to age 60 will be reduced by an early retirement factor as determined under the registered pension plan.

•                  The normal form of payment on retirement, and the basis on which benefits in the following table are computed, is: for married employees, joint and survivor, with 50% to the non-member surviving spouse; for single employees, for life, with five years guaranteed.

•                  A portion of retirement income is payable by the Suncor Energy Pension Plan and a portion is payable under the SERP. Old Age Security and Canada Pension Plan payments are in addition to the Suncor pensions.

•                  The board has approved the establishment of the trust arrangement to provide for the long-term funding of Suncor’s SERP obligations.

Suncor is in the process of reviewing changes to SERP in order to comply with Section 409(A) of the United States Internal Revenue Code. Such changes would affect participants who are subject to U.S. federal income tax.

The following table represents an estimate of the combined retirement income entitlement of an executive officer from the SERP and the Suncor Energy Pension Plan at the levels of remuneration and the years of service shown.

Pension Plan and SERP Table (1)

Years of Service
Executive Remuneration ($)	4	10 to 25	26

400 000	80 000	200 000	206 000
600 000	120 000	300 000	309 000
800 000	160 000	400 000	412 000
1 000 000	200 000	500 000	515 000
1 200 000	240 000	600 000	618 000
1 400 000	280 000	700 000	721 000
1 600 000	320 000	800 000	824 000
1 700 000	340 000	850 000	875 500
1 800 000	360 000	900 000	927 000
1 900 000	380 000	950 000	978 500
2 000 000	400 000	1 000 000	1 030 000
2 100 000	420 000	1 050 000	1 081 500

(1)  See “Retirement Arrangements” on this page for a description of five-year vesting provisions.

Supplemental Pension Information

The following table summarizes Suncor’s accrued pension obligations and annual pension benefits for the Named Executive Officers under both the Suncor Energy Pension Plan and SERP.

	Accrued Pension Obligation (1)
		Change During the Year
Name	At December 31, 2004	Service & Compensation (2)	Other (3)	At December 31, 2005	Annual Pension At Normal Retirement Age (4)	Pension Service at December 31, 2005 (rounded to nearest whole)

R. L. George	10 135 800	(204 200)	1 831 600	11 763 200	1 180 600	25
J. K. Alley	2 670 500	168 200	594 900	3 433 600	323 800	21
M. M. Ashar	3 946 100	(143 500)	864 900	4 667 500	409 700	18
D. W. Byler	3 679 200	14 300	871 400	4 564 900	460 300	26
S. Williams	753 000	279 900	245 000	1 277 900	341 000	4

(1) The accrued pension obligation is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining the company’s pension liabilities as disclosed in its consolidated financial statements. The methods and assumptions used to determine the estimated amounts may not be identical to those used by other companies and as a result the amounts may not be directly comparable to amounts disclosed by other companies.

(2) Represents the increase in the pension liability for 2005 related to service cost, compensation changes higher (lower) than assumptions and the impact of plan changes.

(3) Includes items such as interest on the obligation and the impact of changes in the discount rate assumption.

(4) Represents the estimated annual pension that would be received by the Named Executive Officer upon retirement at age 65, based upon service and current pensionable earnings levels projected to age 65.

Termination Contracts and Change of Control Arrangements

Suncor has entered into termination contracts with each of the Named Executive Officers to compensate such individuals, based on their remuneration, in the event of any of the following: termination of employment other than for just cause; a significant adverse change in their compensation; a significant diminution in their duties or responsibilities; certain relocations; or other material adverse changes to the terms of their employment.

These termination contracts provide for a payment of 2.5 times annual remuneration. They also provide for cash payments in respect of certain non-vested options and performance share units, if any, that are cancelled under the ESP or PSU Plan as a consequence of termination of their employment. In the case of ESP options, the payment is calculated based on the in-the-money value of a portion of their non-vested options at the date of termination. In the case of PSUs, the payment is calculated in the same manner as if a change of control had occurred. Executives under these agreements receive credited service under the SERP for the period of notice of termination or payment in lieu of such notice. No payments to the Named Executive Officers in respect of resignation, retirement or other termination of employment have been made, accrued or became payable during 2005.

Under Suncor’s ESP, the SunShare Plan and ELTIP (Suncor’s previous long-term incentive plan for non-executive employees) Suncor may issue LARs. Certain management and executive employees, including the Named Executive Officers, hold LARs pursuant to these plans. LARs provide the holders an opportunity to realize the value, if any, of their options under the ESP, the SunShare Plan and ELTIP, upon occurrence of a change of control transaction affecting Suncor. In that circumstance option holders may be unable to exercise their options prior to completion of a change of control transaction due to securities regulatory requirements or internal Suncor policies.

LARs represent a right attached to each option held by the LARs holder, exercisable upon completion of a change of control transaction, to receive a cash payment from Suncor, upon surrender of a related option. The cash payment for all LARs holders, other than U.S. taxpayers, is equal to the amount, if any, by which:

(a) the greater of

(i) the highest price per common share paid by a person acquiring common shares in the change of control transaction, and

(ii) the highest daily trading price of the common shares on the Toronto Stock Exchange during the 60-day period preceding the date of the change of control transaction (daily trading price for this purpose means the average of the high and low board lot trading prices of the common shares on any particular day).

(b) exceeds the exercise price of the option to which the LAR is related.

Non-material amendments to this formula have been approved by the Board of Directors in accordance with the terms of the applicable plans to ensure that the LARs terms are in compliance with the U.S. Jobs Creation Act. There have been no substantive changes to the value or rights associated with a LAR. LARs are generally issued annually at Suncor’s discretion, have an 18-month term (unless a replacement LAR is issued, in which case the LAR continues in effect under the terms of the replacement LAR), and attach to all options held by the holder during the term of the LAR. Upon the exercise or expiry of any option, the attached LAR is cancelled.

Generally, LARs terminate and are of no further effect upon termination of employment, retirement, death or entitlement to long-term disability benefits. However, the Board of Directors generally has the discretion to permit the exercise of LARs in the manner and on such terms as it may authorize.

The following table shows the incremental number of LARs attached to options granted to each of the Named Executive Officers during 2005 (which is equivalent to the number of options granted in 2005) and the total number of LARs that remained outstanding for each Named Executive Officer (which is equivalent to the number of options then held) as of December 31, 2005.

Name	Number of LARs Granted on February 3, 2005	Number of LARs Outstanding on December 31, 2005

R.L. GEORGE	72 000	1 417 600
J.K. ALLEY	16 000	234 587
M.M. ASHAR	24 000	586 200
D.W. BYLER	22 000	369 500
S.W. WILLIAMS	24 000	289 000

As disclosed in the notes to the tables entitled “Option/SAR Grants During the Most Recently Completed Fiscal Year” and “Pension Plan and SERP Table”, options granted under the ESP but not yet exercisable may automatically become exercisable and executive officers with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change in control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive’s responsibilities. In addition, Suncor has entered into certain trust arrangements for non-U.S. taxpayers to secure its obligations under the SERP, under the termination contracts described above, and under the SPIP and the SunShare Plan, upon a change in control of Suncor.

Options granted under the SunShare Plan and the ESP, but not yet exercisable, become immediately exercisable in the event of a change of control of Suncor. In addition, PSUs will vest in the event of a change of control subject to Suncor performance measured at the change of control date.

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers or senior officers of Suncor, persons who served as directors, executive officers or senior officers at any time during 2005, and their respective associates were at any time during the year, excluding routine indebtedness, indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities, or otherwise.

SUMMARY OF EQUITY COMPENSATION PLANS

The numbers shown under “Option plans approved by security holders” refer to Suncor’s Executive Stock Plan and to its SunShare Performance Stock Option Plan. The numbers shown under “Option plans not approved by security holders” refer to Suncor’s ELTIP (Employee Long-term Incentive Plan), which was initiated in 1997 and vested in 2002, and the Key Contributor Stock Option Plan, which was approved by the Board of Directors in 2004.

As at the end of our most recently completed financial year, our common shares were authorized for issuance under certain option plans as set out below.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under option plans (excluding securities reflected in column (a))

Option plans approved by security holders	17 673 340	27.95	6 395 983
Option plans not approved by security holders	1 529 627	29.99	4 328 503
Total	19 202 967	28.12	10 724 486

(i) Executive Stock Plan

The ESP was established in 1992 and is designed to reward eligible executives in relation to increases in common share price. The plan, and the common shares reserved under the plan, have been approved by Suncor’s shareholders. The plan promotes an ownership perspective among executives, encourages the retention of key executives and provides an incentive to enhance shareholder value by furthering Suncor’s growth and profitability. ESP awards vary according to the position and salary level of the plan participant. On September 21, 2004, Suncor’s board approved the restriction of participation in the ESP to Suncor insiders. Non-insiders previously eligible for stock options under the ESP receive options from Suncor’s “Key Contributor Stock Option Plan”.

The ESP provides for the grant of options to purchase common shares, as well as limited appreciation rights (“LARs”) and share appreciation rights (“SARs”), either with options or standing alone. The ESP also provides for awards of common shares, performance units and performance or bonus shares, and other share-based awards not inconsistent with the terms of the ESP. See “Termination Contracts and Change of Control” for further information regarding LARs. To date, the Board of Directors has only approved awards of options for common shares and LARs under the ESP.

In order to improve the alignment of executive compensation with the interests of shareholders, and to address the changing landscape for competitive compensation, the annual option and LARs grants for employees were reduced by 50% effective January 1, 2004. The remuneration value attributable to this reduction was replaced by an equivalent grant of Performance Share Units (“PSUs”). See “Performance Share Unit Plan” on this page.

A maximum of 27,600,000 common shares, 1,600,000 of which are specifically reserved for directors (see “Compensation of Directors”), have been authorized for issuance under the ESP since its inception. As of February 28, 2006, 2,262,874 common shares remain available for future option grants and other ESP awards. Awards under the ESP are administered by the HR&CC. The HR&CC considers the amount of common shares available for grant and prior years’ grants when approving grants and setting the option grant guidelines under the ESP.

Effective February 3, 2005, Suncor’s executive officers were granted options with an exercise price based on the market value of the common shares on that date. For details of these grants to the Named Executive Officers, see the table entitled “Option/SAR Grants During the Most Recently Completed Fiscal Year”.

(ii) Performance Share Unit Plan

PSUs vest (between 0% and 150% of the number granted) contingent upon Suncor’s performance relative to a peer group of companies. The peer group is chosen based on criteria approved by the Board of Directors. The criteria for peer group selection are mid-sized (approximately $10 billion to $50 billion market capitalization, as amended by the HR&CC in January 2006 from the previous market capitalization of $3 billion to $30 billion) oil and gas production companies in Canada and the United States, as well as all Canadian integrated oil and gas companies.

Performance and the corresponding payout, if any, will be measured by reference to Suncor’s Total Shareholder Return (“TSR”) relative to its peer group as follows:

Percentage of PSUs Vesting at End of 3-year Performance Period	Total Shareholder Return Compared to Peer Group

Nil	Suncor TSR less than the 25th percentile of the Peer Group.

50%	Suncor TSR greater than or equal to the 25th percentile of the Peer Group TSRs, and less than the 50th percentile of the Peer Group TSRs.

100%	Suncor TSR greater than or equal to the 50th percentile of the Peer Group TSRs, and less than the 75th percentile of the Peer Group TSRs.

150%	Suncor TSR greater than or equal to the 75th percentile of the Peer Group TSRs.

At the end of the three-year performance period relative TSR will be measured, the payout value determined and subsequently paid to participants in cash. The final value will be based on the number of vested PSUs multiplied by the common share price as determined under the PSU Plan provisions.

PSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. Upon payout, executives must use the cash payout, or other cash resources, to purchase Suncor common shares on the open market in order to satisfy any unmet share ownership guidelines.

PSUs replace the remuneration value of reduced grants under the ESP as a means of providing better alignment between the executive incentive plans and shareholder interests. Furthermore, it is intended to address general concerns regarding the use of stock options as a primary vehicle for long-term incentive compensation for executives. Suncor will continue to monitor general market conditions and adapt its executive compensation policies and practices to ensure its programs remain competitive and appropriately aligned with shareholder interests.

(iii) SunShare Performance Stock Option Plan

The SunShare Plan is a performance-based stock option plan approved by Suncor’s board and shareholders and implemented in 2002. The SunShare Plan is designed as the cornerstone of Suncor’s long-term incentive strategy and is aimed at promoting a long-term perspective in decision making and strategy implementation. SunShare is intended to foster corporate integration and teamwork across the company and attract and retain key capabilities required to deliver Suncor’s 2002-2008 business strategies.

Under the SunShare Plan all eligible full-time and part-time employees, including the Named Executive Officers, have been granted options to purchase common shares (the “SunShare Options”) in accordance with award guidelines approved by the HR&CC. The SunShare Plan also provides for the granting of LARs to those option holders who also hold LARs under the ESP. SunShare Options vest on January 1, 2012, approximately four months prior to their expiry, subject to earlier vesting if certain performance criteria are met. The performance criteria for maximum vesting on April 1, 2008 include achievement of Suncorwide targets for return on capital employed (“ROCE”) with maximum vesting at 15% average annual ROCE over the 2003-2008 period, and achievement of common share price targets requiring a doubling of share price from the $27.65 grant price by April 2008 (achieved June 2005). The interim targets, namely the achievement of a 40% rise in share price concurrent with total shareholder return (“TSR”) superior to the TSR of the S&P 500, and the achievement of 15% ROCE for 2003-04, were achieved on October 5, 2004 and December 31, 2004 respectively. In accordance with the SunShare Plan vesting rules, a total of 40% of eligible options have vested in recognition of these achievements.

Under the terms of the SunShare Plan, the exercise price of each SunShare Option cannot be less than the fair market value of a common share at the time of grant. No SunShare Option is exercisable later than April 29, 2012, which is 10 years after the effective date of the SunShare Plan.

In September 2004, the Board of Directors increased the reserve of common shares authorized for issuance under the SunShare plan by 3,000,000 shares, to support Suncor’s ability to attract skilled employees to support its continued long-term growth. This reserve increase was approved by the Toronto Stock Exchange (TSX), and by the New York Stock Exchange (NYSE) under its rules applicable to non-U.S. companies.

A maximum of 15,000,000 common shares have been authorized for issuance under the SunShare Plan. Of these, as at February 28, 2006, 3,536,589 common shares remain available for future SunShare Option grants.

DIRECTORS’ AND OFFICERS’ INSURANCE

(iv) Key Contributor Stock Option Plan

The Key Contributor Plan was approved by the Board of Directors in September 2004. The Key Contributor Plan was approved by the Toronto Stock Exchange and by the New York Stock Exchange (NYSE) under its rules applicable to non-U.S. companies.

The plan provides for the grant of options for common shares, as well as limited appreciation rights (“LARs”) and stock appreciation rights (“SARs”), either with options or standing alone. The Key Contributor Plan also provides for awards of common shares, performance units and performance or bonus shares, and other share-based awards not inconsistent with the terms of the Key Contributor Plan. See “Termination Contracts and Change of Control” for further information regarding LARs. To date, the Board of Directors has only approved grants of options for common shares and LARs under the Key Contributor Plan.

A maximum of 5,200,000 common shares have been authorized for issuance under the Key Contributor Plan since its inception. As of February 28, 2006, 3,310,985 common shares remain available for future option grants and other Key Contributor Plan awards. Awards under the Key Contributor Plan are administered by the HR&CC. The HR&CC considers the amount of common shares available for grant and prior years’ grants when approving grants and setting the option grant guidelines under the Key Contributor Plan.

The Key Contributor Plan contains the following important provisions: a) insiders of Suncor are not eligible to participate in the plan; and b) the resultant aggregate dilution for all Suncor equity compensation plans involving newly issued securities must be less than 10%. The aggregate dilution of all issued, outstanding, and authorized options under Suncor stock option plans is 6.34% as at February 28, 2006. Suncor has no other equity compensation plans involving newly issued securities.

Under policies purchased by Suncor, approximately US$100 million of insurance is in effect for the directors and officers of Suncor against liability for any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty in discharging their duties, individually or collectively. Suncor is also insured under these policies in the event it is permitted or required by law to indemnify individual directors and officers.

The policies are subject to certain exclusions, and provide for a corporate deductible of US$5 million in circumstances where Suncor indemnifies individual directors and officers. If Suncor is unable by law to indemnify individual directors and officers, there is no deductible. In 2005, Suncor paid premiums of approximately US$1,190,000 for directors and officers insurance for the 12-month period ended April 30, 2006. No premiums were paid by any individual director or officer.

CORPORATE GOVERNANCE

Suncor’s Board of Directors is committed to maintaining high standards of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.

Suncor is a Canadian reporting issuer. Our common shares are listed on both the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). Accordingly, our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC), including the Sarbanes-Oxley Act of 2002. NYSE corporate governance requirements are generally not applicable to non-U.S. companies. However, Suncor has reviewed its practices against the requirements of the NYSE applicable to U.S. domestic companies (NYSE Standards). Based on that review, Suncor’s corporate governance practices in 2005 did not differ from the NYSE Standards in any significant respect, with the exception described below under the heading, “Compliance with NYSE Standards.”

Suncor’s Statement of Corporate Governance Practices (Statement) this year is based on the new disclosure rules adopted by the CSA, as set out in National Policy 58-201, “Corporate Governance Guidelines” (CSA Guidelines), and National Instrument 58-101, “Disclosure of Corporate Governance Practices.” This Statement has been approved by the Board of Directors, on the recommendation of its Policy, Strategy Review and Governance (Board Policy) Committee.

Suncor’s Statement can be found in Appendix B of this circular.

GENERAL INFORMATION

The information contained herein is given as of March 1, 2006, except as otherwise indicated. A copy of the documents set out below may be obtained on our web site at www.suncor.com, or, without charge, by any person upon request from Suncor at 112 - 4th Avenue S.W., Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071, or by email request to info@suncor.com:

1.     Suncor’s current annual report containing financial statements for the most recently completed financial year and the report of the auditors relating thereto, together with any subsequent interim financial statements (the “annual report”); and

2.     this circular.

In addition, persons resident in the United States may obtain a copy of Suncor’s current Form 40-F and persons resident elsewhere may obtain a copy of Suncor’s current Annual Information Form, together with a copy of any pertinent information incorporated by reference therein, without charge upon request to Suncor at the address noted above.

Information contained in or otherwise accessible through our web site does not form a part of this circular. All such references are inactive textual references only.

Directors’ Approval

The contents and the sending of this circular have been approved by the directors of Suncor.

Janice B. Odegaard

Vice President, Associate General Counsel

and Corporate Secretary

March 1, 2006

APPENDIX A: BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS

The information presented below reflects Board of Directors and committee meetings held and attendance of directors for the year ended December 31, 2005.

Number of Meetings

Board of Directors	5
Environment, Health and Safety Committee	4
Human Resources and Compensation Committee	6
Audit Committee	9
Board Policy, Strategy Review and Governance Committee	5

Summary of Attendance of Directors

Director	Board Meetings Attended		Committee Meetings Attended

Mel E. Benson	5 of 5		10 of 10
Brian A. Canfield	5 of 5		11 of 11
Susan E. Crocker	3 of 3	(2)	6 of 6
Bryan P. Davies	5 of 5		13 of 13
Brian A. Felesky	5 of 5		13 of 13
John T. Ferguson	5 of 5		14 of 14
W. Douglas Ford	5 of 5		9 of 10
Richard L. George	5 of 5		N/A	(1)
Robert W. Korthals	5 of 5		8 of 8
M. Ann McCaig	4 of 5	(3)	8 of 10
Michael W. O’Brien	5 of 5		9 of 9
JR Shaw	5 of 5		11 of 11

(1) As a member of management, Mr. George does not serve on any of the standing committees of the board.

(2) Ms Crocker did not stand for re-election in 2005 and accordingly ceased to be a director as of April 28, 2005.

(3) Mrs. McCaig was absent from one board meeting that occurred shortly after the death of her spouse.

The following summarizes the current membership of each committee:

Committee	Committee Members As of February 28, 2006
Audit Committee	John T. Ferguson (Chair)	Robert W. Korthals
(all members independent)	Bryan P. Davies Brian A. Felesky	Michael W. O’Brien

Board Policy, Strategy Review and Governance Committee	John R. Huff (Chair)	W. Douglas Ford
(all members independent)	Brian A. Canfield John T. Ferguson	JR Shaw

Environment, Health and Safety Committee	M. Ann McCaig (Chair)	Brian A. Felesky
(all members independent)	Mel E. Benson Bryan P. Davies	Michael W. O’Brien

Human Resources and Compensation Committee	Brian A. Canfield (Chair)	John R. Huff
(all members independent)	Mel E. Benson	M. Ann McCaig
	W. Douglas Ford	JR Shaw

APPENDIX B: CORPORATE GOVERNANCE SUMMARY

Statement of Corporate Governance Practices

Throughout this Statement, there are references to information available on our web site. All such information is available at www.suncor.com under the “Investor Centre” tab. Information on our web site, though referenced herein, does not form part of this Statement or this circular. In addition, shareholders may request printed copies of these materials by contacting one of the addresses set out on page 23.

Board of Directors and Director Independence (1)

The cornerstone of Suncor’s governance system is its Board of Directors, whose duty is to supervise the management of Suncor’s business and affairs.

The board is currently comprised of a majority (11 of 12 members) of independent directors.(2) The only Suncor director who is not independent is Richard L. George, Suncor’s president and chief executive officer.(3) A short biography of each Suncor director can be found starting on page 5.

The board reviews the independence of its members annually. The board has adopted independence criteria for assessing the independence of directors including additional requirements applicable to members of the Audit Committee. In general terms, the board considers a director to be independent if that director has no material relationship with the company, either as partner, shareholder or officer of an organization that has a relationship with Suncor. The board’s independence policy and criteria include a description of certain relationships that operate as a complete bar to independence. Suncor’s independence criteria are consistent with the NSYE Requirements and the CSA Guidelines. The independence criteria are set out in Appendix E.

In applying the independence criteria, the board reviews and analyzes the existence, materiality and affect of any relationships between Suncor and each of its directors, either directly, through immediate family members or as a partner, significant shareholder or officer of another organization that has a relationship with Suncor, and determines in each case whether the relationships could, or could reasonably be perceived to, materially interfere with the director’s ability to act independently of management.

Some Suncor directors sit on the boards of other public companies. Particulars are set out in the biographical details on pages 5 to 7. (4) Some of these are companies with which Suncor has business relationships. The board has reviewed these relationships on a case-by-case basis against the independence criteria and has determined that none of these relationships impair the independence of the individual directors, as the directors do not serve as employees or executives of these other companies, their respective remuneration from these directorships is not personally material to them, and they are not personally involved in negotiating, managing, administering or approving contracts between Suncor and the other entities on whose boards they serve. The board’s conflict of interest policy, described in detail below, precludes these directors from voting with respect to any of these arrangements, should they be considered at the board level. In theevent there is any discussion of these arrangements or any arrangements involving competitors of these entities at the board level, these directors absent themselves from the boardroom and do not participate.

All of the board’s four standing committees – Board Policy, Audit, Human Resource and Compensation (HR&CC) and Environment Heath and Safety (EH&S) – are comprised entirely of independent directors. Members of the Audit Committee are required to be financially literate. In addition, at least one member of the Audit Committee must be determined by the board to be an “audit committee financial expert”. The board has determined Mr. Ferguson, the chair of the Audit Committee and an independent director, to be such an expert. The criteria for assessing the financial literacy of Audit Committee members, and whether they qualify as an “audit committee financial expert”, are set out in the board terms of reference, in Appendix C.

Suncor’s independent directors meet in camera at the end of each board meeting without management present. Mr. George, as a member of management and the only Suncor director who is not independent, does not participate in these sessions.The sessions are presided over by JR Shaw, Suncor’s independent chair since April 2001.(5) The board’s committees also hold in-camera sessions without management present following each of their meetings. These sessions are presided over by the independent chairs of the respective committees. Any issues addressed at the in-camera meetings requiring action on behalfof, or communication to management, are communicated to management by the independent chair or other independentdirector. For information about the number of board and committee meetings held during 2005, and directors’ attendance at these meetings, see page 24.(6,7)

The roles and responsibilities of Suncor’s independent chair are set forth in a position description that has been approved by the board. The position description is set out in Appendix D.(8)

Board Mandate (9)

The Board of Directors has approved and reviews at least annually its terms of reference. The board terms of reference, as the charter of the board, includes a general overview of the board’s role in Suncor’s governance, a statement of key guidelines and policies applicable to the board and its committees, and a mandate (Board Mandate) that describes its major responsibilities, goals and duties. These range from specific matters, such as the declaration of dividends, that by law must be exercised by the board, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor. The terms of reference provide that in general, the board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor’s business and affairs are managed, thereby assuming responsibility for the stewardship of the company. The full text of the board terms of reference is set out in Appendix C.

The Board of Directors delegates day-to-day management of Suncor’s business to Suncor’s CEO and other members of management. A management control process policy, adopted by the board, defines and sets limits on the authority delegated to management.

The following is a description of some key duties of the board as set out in the Board Mandate, with reference to the CSA Guidelines, including a description of the specific roles of board committees. The following description is not exhaustive. For more information, please refer to Appendix C, and to the mandates of Suncor’s board committees, available on our web site.

Ethics (10) The Board Mandate explicitly recognizes that the board, through the CEO, sets Suncor’s standards of conduct, including our general moral and ethical tone, standards for compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products, and others. The Board Mandate also states that the board should be satisfied that the CEO and executive officers are creating and fostering a culture of integrity within Suncor. The board plays an active role in this area through its oversight of Suncor’s business conduct code and compliance program (see Ethical Business Conduct on page 30), and through its assessment and evaluation of the performance of the CEO. The CEO’s position description includes an accountability for setting a high ethical tone for the organization as a whole and fostering a culture of integrity throughout the organization. (See Position Descriptions on page 29).

Strategic Planning One of the board’s major duties is to review with management Suncor’s mission, objectives and goals, and the strategies for achieving them. The board is responsible for ensuring Suncor has an effective strategic planning process, and for annually approving the budget and the strategies reflected in Suncor’s long range plan. A board meeting principally devoted to corporate strategy is held annually. The Board Policy Committee assists the board by annually assessing Suncor’s planning and budgeting processes, and by reviewing and providing advice with respect to the early stages of key strategic initiatives and projects. It also works with management to design the annual strategy meeting, and assesses the effectiveness of this meeting.

Risk Oversight One of the major responsibilities of the board is to oversee the identification of the principal risks of Suncor’s business and ensure there are systems in place to effectively monitor and manage them. To that end, the board undertakes an annual principal risk review. This includes an identification, classification and assessment of the principal risks of our business and an overview of risk management and mitigation strategies. Each principal risk is mapped to a board committee, or the full board, as appropriate, for oversight, and to the CEO and other members of senior management with the key accountability in each risk area. The Audit Committee oversees the board’s risk management governance model by conducting periodic reviews to reflect the principal risks of our business in the mandates of the board and its committees. For example, the EH&S Committee plays a role in reviewing environmental, health and safety issues and reporting to the Board of Directors on these matters. The Audit Committee reviews financial risk management issues, programs and policies, including cash management, insurance and the use of financial derivatives. The Board Policy Committee assists the board by reviewing and assessing emerging risk areas that do not fall under the mandate of another board committee.

Succession Planning and Monitoring/Evaluating Senior Management The board ensures the continuity of executive management by appointing a chief executive officer and overseeing succession planning for that key role. The HR&CC is specifically mandated to assist the board in this regard, by ensuring that appropriate executive succession planningand performance evaluation programs and processes are in place and are operating effectively. The HR&CC also reviews and reports to the Board of Directors on the succession plan for senior management positions, including the position of CEO. The HR&CC conducts an annual review of the CEO’s performance against predetermined goals and criteria, and recommends to the board the total compensation of the CEO. (See Compensation, on page 31 as well as the Report on Executive Compensation on page 10).

Communication/Disclosure Policy Suncor has a disclosure policy, called “Communication with the Public”, that establishes guidelines and standards for Suncor’s communications with shareholders, investment analysts, other stakeholders and the public generally. The policy includes measures to avoid selective disclosure of material information, identifies designated Suncor spokespersons, and establishes internal review processes for key public communications. Suncor’s business conduct code (seethe information under the heading, Ethical Business Conduct, on page 30), addresses Suncor’s obligations for continuous and timely disclosure of material information, and sets standards requiring directors, officers, employees and contractors trading in Suncor shares and other securities to comply with applicable law.

Suncor has disclosure controls and procedures designed to ensure that material information relating to Suncor is made known to our CEO and CFO. Suncor has a Disclosure Committee, chaired by its vice president and controller, and has designed and implemented due diligence procedures to support the financial reporting process and the certification of our financial reports by the CEO and CFO.

The Board of Directors is specifically mandated to ensure systems are in place for communication with Suncor’s shareholders and other stakeholders. Suncor interprets its operations for its shareholders and other stakeholders, through a variety of channels, including its periodic financial reports, securities filings, news releases, environmental reports, webcasts, an external web site, briefing sessions and group meetings. Suncor encourages and seeks stakeholder feedback through various channels including corporate communications and investor relations programs, and through participation in the regulatory process. The board, either directly or through the activities of a designated board committee, reviews and approves all quarterly and annual financial statements and related management’s discussion and analysis, management proxy circulars, annual information forms, and press releases containing significant new financial information, among others.

Internal Controls The Board of Directors is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor’s internal control and management information systems. The Audit Committee is specifically mandated to assist the Board of Directors by reviewing the effectiveness of financial reporting, management information and internal control systems and the effectiveness of management in ensuring the integrity and security of Suncor’s electronic information systems and records. This includes a review of the evaluation of these systems by internal and external auditors.

Corporate Governance System The Board Policy Committee assists the Board of Directors with governance issues. Among other things, this committee monitors and reviews key corporate governance requirements, guidelines and best practices, making recommendations to the board where appropriate, and reviews and approves this Statement of Corporate Governance Practices. See Board Policy Committee, under the heading, Board Committees.

Stakeholder Feedback The Board Mandate currently provides that the board should ensure Suncor has systems in place to accommodate stakeholder feedback, and that these systems are appropriately resourced. Among other feedback mechanisms, Suncor currently maintains a 1-800 phone number as well as email and regular mail addresses for stakeholder feedback and questions. Shareholders may communicate directly with Suncor’s independent chair by addressing correspondence to him at the address set out on page 23.

Expectations and Responsibilities of Directors The board terms of reference, supplemented by a board-approved accountability statement for directors, identifies the key expectations placed on board members. Directors are expected to review meeting materials in advance of board meetings, to encourage and facilitate discussion and questions at meetings. Directors must devote sufficient time and energy to their role as Suncor director to effectively discharge their duties to Suncor and the board. Board meeting dates are established well in advance and directors are expected to attend all meetings absent extenuating circumstances. Directors’ attendance records for meetings held in 2005 are set out on page 24.

Pursuant to the board terms of reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the board determines that simultaneous service on a greater number of audit committees would not impair the member’s ability to effectively serve on Suncor’s Audit Committee.

Board Committees (11)

The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its four standing committees, each of which has a written mandate. Each of these committees is comprised solely of independent directors. Subject to limited exceptions, these committees generally do not have decision-making authority; rather, they convey their findings and recommendations on matters falling within their respective mandates to the full Board of Directors. The committees also have the authority to conduct any independent investigations into matters which fall within the scope of their responsibilities, and may engage external advisors (as may the full board or an individual director), at Suncor’s expense, to assist them in fulfilling their mandate.

The following is a brief summary of the key functions, roles and responsibilities of Suncor’s board committees. The complete text of the mandates of each board committee is on our web site.

Policy, Strategy Review and Governance Committee (Board Policy Committee) The Board Policy Committee assists the board in two areas: corporate governance and corporate strategy. In its governance role, the committee is mandated to determine Suncor’s overall approach to governance issues and key corporate governance principles. It also reviews key matters pertaining to Suncor’s values, beliefs and standards of ethical conduct. The committee also conducts the annual assessment of the overall performance and effectiveness of the Board of Directors, its committees, and individual directors.

In its strategy role, the committee reviews and provides advice with respect to the preliminary stages of key strategic initiatives and projects, and reviews and assesses processes relating to long range and strategic planning and budgeting.

Audit Committee The Audit Committee assists the board in matters relating to Suncor’s internal controls, internal and external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and public communication, risk management, security and certain other key financial matters.

In fulfilling its role, the Audit Committee monitors the effectiveness and integrity of Suncor’s financial reporting, management information and internal control systems. The Audit Committee exercises general oversight over the internal audit function by reviewing the plans, activities, organizational structure, qualifications and performance of the internal auditors. The appointment or termination of the chief officer in charge of internal audit is reviewed and approved by the Audit Committee. This officer has a direct reporting relationship with the committee and meets with them, in the absence of other members of management, at least quarterly. It also reviews any recommended appointees to the office of Chief Financial Officer. The committee also monitors Suncor’s business conduct code compliance program. (see Ethical Business Conduct on page 30.)

The Audit Committee plays a key role in relation to Suncor’s external auditors. It initiates and approves their engagement or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures. The Audit Committee reviews and approves, with management and external auditors, significant financial reporting issues, the conduct and results of the annual audit, and significant finance, accounting and disclosure policies and other financial matters. The Audit Committee also plays a key role in financial reporting, by reviewing Suncor’s core disclosure documents, being its annual and interim financial statements, Management’s Discussion and Analysis (MD&A) and annual information form (Form 40-F in the United States). The committee approves interim financial statements and interim MD&A and makes recommendations to the board with respect to approval of the annual disclosure documents.

The Audit Committee also plays a key oversight role in the evaluation and reporting of Suncor’s oil and natural gas reserves. This role includes review of Suncor’s procedures relating to reporting and disclosure, as well as those for providing information to Suncor’s independent reserves evaluators (the “Evaluator”). The committee annually approves the appointment and terms of engagement of the Evaluator, including their qualifications and independence, and any changes in their appointment. Suncor’s reserves data and report of the Evaluator are annually reviewed by the committee prior to approval by the full Board of Directors.

The committee reviews Suncor’s key policies and practices with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, funding and investment strategy of Suncor’s registered pension plan, as well as the terms of engagement of the plan’s actuary and fund manager, and any significant actuarial reports. The Audit Committee oversees generally the board’s risk management governance model by conducting periodic reviews to ensure the principal risks of Suncor’s business are reflected in the mandates of the board and its committees, and reviews significant physical security management, IT security or business recovery risks and strategies to address such risks.

For additional information about Suncor's Audit Committee, including the Audit Committee Charter and Pre-Approval Policies and Procedures, see Suncor's Annual Information Form dated March 1, 2006, filed at www.sedar.com.

Environment, Health and Safety Committee The Environment, Health and Safety Committee reviews the effectiveness with which Suncor meets its obligations and achieves its objectives pertaining to the environment, health and safety (EH&S). This includes the effectiveness with which management establishes and maintains appropriate EH&S policies. This committee also monitors management’s performance and emerging trends and issues in these areas. In fulfilling its role, the committee monitors the adequacy of the Suncor’s system of EH&S internal controls, and reviews quarterly management stewardship reports as well as the findings of significant external and internal EH&S investigations, assessments, reviews and audits. Suncor’s periodic sustainability report, a detailed public disclosure document that includes reporting on Suncor’s EH&S progress, plans and performance objectives, is also reviewed by the committee.

Human Resources and Compensation Committee For more information regarding the nature, scope, roles and responsibilities of the Human Resources & Compensation Committee, see “Report on Executive Compensation”, on page 10.

Position Descriptions (12)

The board has developed and approved written position descriptions for the board chair, board committee chairs and the CEO. The board has also developed and approved a written position description, called an “Accountability Statement”, for individual directors. For a summary of individual director accountabilities, see Expectations and Responsibilities of Directors, under the heading Board Mandate on page 28. The position description for the CEO includes a general description of the role as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government, environment and social relations, and management’s relationship with the board.

The position descriptions form part of the charter of the Board of Directors, and as such are reviewed annually by the Board Policy Committee and changes are recommended by that committee to the full board. The position descriptionsare all posted on Suncor’s web site. In addition, the position description for Suncor’s board chair is set out in Appendix D.

Orientation and Continuing Education (13)

Suncor provides orientation materials to new members of the Board of Directors, and conducts a formal orientation program for each new board member. The orientation includes in-person meetings with senior management on key legal, environmental, business, financial and operational topics central to Suncor’s business and operations. The orientation also focuses on the role of the board, its committees and its directors, and the nature and operation of Suncor’s business. A Directors’ Handbook, containing information about the board and Suncor, including Suncor’s core governance documents, is presented to each director upon joining the board. The handbook is continuously updated and is available for viewing by directors through a dedicated and secure directors’ portal.(14)

Presentations and tours at the sites of Suncor’s principal operations are provided to directors on a periodic basis, often in conjunction with board meetings, for the purpose of acquainting directors with Suncor’s operations and the communities in which they are located. In 2005, in conjunction with scheduled board meetings, the directors toured Suncor’s refining and retail operations in Colorado, as well as Suncor’s oil sands operations near Fort McMurray, Alberta.

The board’s Director Continuing Education Policy encourages directors to enrol in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on Suncor’s board, with the approval of the chairman of the board or Board Policy Committee. Through this program, Suncor’s directors have taken courses in such diverse topics as reserves evaluation, financial accounting and corporate governance.

In conjunction with board meetings, management presents focused information to directors on topics pertinent to Suncor’s business, including the impact of significant new laws or changes to existing laws, and opportunities presented by new technologies.(15) In an annual survey, directors are asked to suggest topics of interest for future information sessions.

Ethical Business Conduct (16)

Code of Conduct Sound, ethical business practices are fundamental to Suncor’s business. Suncor has a Business Conduct Code (“Code”) that applies to Suncor’s directors, officers, employees and contractors.(17) The Code requires strict compliance with legal requirements and sets Suncor’s standards for the ethical conduct of our business. Topics addressed in the Code include competition, conflict of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, fair dealing in trade relations, and accounting, reporting and business control. Suncor’s Code is supported by detailed policy guidance and standards, and a Code compliance program, under which every Suncor director, officer, non-union employee and independent contractor is required to certify, on an annual basis, his or her compliance with the Code, that he or she has reviewed the Code at least once during the past year, and that he or she understands the requirements of the Code.

Suncor’s board exercises stewardship over the Code in several respects. Suncor’s internal auditors audit the compliance program annually, and the director of internal audit, who has direct reporting relationships with the Audit Committee, reports on compliance to that committee. In addition, at least once annually, the Code is reviewed and if appropriate, updated. Management reports to the Board Policy Committee annually on this process, and any recommended changes are approved by the Board Policy Committee.(18) Any waivers of Code requirements for Suncor’s executive officers or members of the Board of Directors must be approved by the Board of Directors or appropriate committee thereof, and disclosed. No such waivers were granted in 2005.

Suncor encourages its employees to raise ethical concerns with Suncor management, our legal, corporate security, human resources or internal audit departments, without fear of retaliation. In addition, the board has established an “Integrity Hotline” to provide a means for Suncor employees to discuss issues of concern anonymously, with a third party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigatedby Suncor’s internal auditors or security staff. The Audit Committee receives regular updates on activities relating to the Integrity Hotline.

Suncor’s Code of Conduct is available on Suncor’s web site, under the “Governance” tab in the Investor Centre.(19)

Conflicts of Interest (20)

The board has adopted a policy relating to directors’ conflicts of interest. Pursuant to this policy, directors are required to maintain with the Corporate Secretary a current list of all other entities in which they have a material interest, or on which they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors’ portal. Directors must immediately advise the Corporate Secretary of any deletions, additions or other changes to any information in their declaration of interest. If the change involves a change in the director’s principal occupation or an appointment as director, officer or trustee of a publicly traded entity, the director must also notify the board chair, who will determine whether the change would be inconsistent with the directors’ duties as a member of the board, and in appropriate circumstances, the board chair may request the director’s resignation.

The Directors’ Conflict of Interest Policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the Board of Directors (regardless of the materiality of the contract or transaction), the director must immediately advise the board chair or the Board Policy Committee chair. The director’s conflict or potential conflict is recorded in the minutes of meeting, and the director is required to absent himself or herself from the meeting for any discussions or deliberations concerning the subject matter of the contract or transaction. The director is not allowed to vote on any resolution in respect of the contract or transaction.

The Corporate Secretary ensures that directors do not receive board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.

Nomination of Directors (21)

The selection of new nominees for membership on Suncor’s Board of Directors is conducted by the Board Policy Committee, comprised solely of independent directors.(22) More information on the responsibilities, powers and operations of the Board Policy Committee is found on page 28.(23)

The selection process includes an annual assessment of the competencies and skills the board as a whole should possess, and of current director capabilities. The Board Policy Committee utilizes the services of executive search consulting firms, which assist the committee in developing a list of the skills, experiences, qualifications, industry experience, diversity and personal qualities desired in potential new board members, and identifying and evaluating candidates based on these criteria. The committee or an elected sub-committee reviews candidates provided by the search firm, and from that list, selects a limited number of individuals for in-depth interviews, reference checks and more detailed assessments of matters such as independence, financial acumen, potential conflicts and the ability of the candidates to devote sufficient time and attention to a Suncor board position. Throughout the process, the committee provides updates to the board and solicits input on candidates. Candidates are interviewed by members of the committee and other directors as deemed appropriate. The Board Policy Committee ultimatelyprovides its recommendation to the full Board of Directors, which approves a nominee for submission to shareholdersfor election to the board.(24)

Compensation (25)

HR&CC The HR&CC, comprised entirely of independent directors, assists the board in matters pertaining to board and executive compensation.

Board Compensation The HR&CC reviews and reports to the board on directors’ compensation issues. The HR&CC has developed, in consultation with outside advisors, guidelines for director compensation based on, among other factors, directors’ roles and responsibilities and an analysis of the competitive position of Suncor’s director compensation program.The HR&CC annually reviews the competitiveness and form of board compensation, and makes recommendations to the full board on the level and form of board compensation and share ownership guidelines. The board has set director compensation based upon recommendations from this committee.

CEO and Senior Executive Compensation The HR&CC assists the board by annually reviewing the performance of the CEO and recommending his total compensation to the full board. The corporate objectives for which the CEO is responsible include a combination of corporate goals and personal goals, set annually by the Board of Directors in consultation with the HR&CC and board chair. The HR&CC annually reviews the CEO’s performance against these objectives and against the key accountabilities of his position, as set out in the CEO’s position description. The HR&CC reports its assessment to the full board which ultimately approves CEO compensation.

The HR&CC also reviews annually the CEO’s evaluation of the other executive roles within the organization and his recommendation for their total compensation.

For more information about the HR&CC and the process and criteria for determining the CEO’s total compensation, see Report on Executive Compensation, on page 10.

Assessment of Directors (26)

The Board Policy Committee annually assesses and evaluates the overall performance and effectiveness of the Board of Directors, its committees, and individual directors, both as directors and as chairs of the board or a particular board committee, if applicable. Each year, directors complete a confidential questionnaire that includes both a self-assessment and peer review to assess individual performance. The resulting data is analyzed by the Board Policy Committee, which then reports to the full Board of Directors with any recommendations for enhancing or strengthening effectiveness. The board chair reviews data relating to individual performance and conducts one-on-one meetings with each director as appropriate, focused on individual effectiveness.

Compliance with NYSE Standards

During 2005, Suncor’s corporate governance practices did not differ from the NYSE Standards in any significant respect, with the exception of certain requirements applicable to equity compensation arrangements, reflecting differences between NYSE and TSX requirements. Under NYSE Standards, all such arrangements, and material revisions thereto, are subject to shareholder approval. The TSX rules, applicable to Suncor, only require shareholder approval for plans using newly issued shares (as opposed to open market purchases of shares). The TSX rules also differ from the NYSE Standards in that the TSX requires shareholder approval every three years of equity compensation plans that permit a rolling maximum number of securities to be issued based on a fixed percentage of outstanding securities. This three-year renewal rule does not apply to plans which are subject to a fixed maximum number of securities (all of Suncor’s equity compensation plans are subject to a fixed maximum). In addition, under the TSX rules, equity compensation plans that include a procedure for amendment need not be submitted to shareholders for amendment unless the amendment involves a reduction in exercise price or an extension of the term of options held by insiders. Generally, the stock exchange rules of NYSE and TSX are subject to limited exceptions that are not described in this summary.

(1) Reference: Form 58101F1, Item 1.
(2) Reference: Form 58101F1, Item 1(c).
(3) Reference: Form 58101F1, Item 1(b).
(4) Reference: Form 58101F1, Item 1(d).
(5) Reference: Form 58101F1, Item 1(f).
(6) Reference: Form 58101F1, Item 1(e).
(7) Reference: Form 58101F1, Item 1(g).
(8) Reference: Form 58101F1, Item 1(f).
(9) Reference: Form 58-101F1, Item 2.
(10) Reference: Form 58101F1, Item 5.
(11) Reference: Form 58101F1, Item 8.
(12) Reference: Form 58101F1, Item 3.
(13) Reference: Form 58101F1, Item 4.
(14) Reference: Form 58101F1, Item 4(a).
(15) Reference: Form 58101F1, Item 4(b).
(16) Reference: Form 58101F1, Item 5.
(17) Reference: Form 58101F1, Item 5(a).
(18) Reference: Form 58101F1, Item 5(a)(ii).
(19) Reference: Form 58101F1, Item 5(a)(i).
(20) Reference: Form 58101F1, Item 5(b).
(21) Reference: Form 58101F1, Item 6.
(22) Reference: Form 58101F1, Item 6(b).
(23) Reference: Form 58101F1, Item 6(c).
(24) Reference: Form 58101F1, Item 6(a).
(25) Reference: Form 58101F1, Item 7.
(26) Reference: Form 58101F1, Item 9.

APPENDIX C: BOARD TERMS OF REFERENCE

Part I: Overview

The Canada Business Corporations Act (the Act), Suncor’s governing statute, provides “that the directors shall manage or supervise the management of the business and affairs of a corporation . . .”. In practice, as a Board of Directors cannot “manage” a company such as Suncor in the sense of directing its day-to-day operations, the overarching role and legal duty of Suncor’s Board of Directors is to “supervise” the management of Suncor’s business and affairs. Accordingly, the Board of Directors oversees development of the overall strategic direction and policy framework for Suncor. This responsibility is discharged through board oversight of Suncor’s management, which is responsible for the day-to-day conduct of the business. The board, through the chief executive officer (CEO), sets standards of conduct, including the company’s general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the board as to the conduct of the business in the best interests of the company.

In general, then, the board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor’s business and affairs are managed. In this way, the board assumes responsibilityfor the stewardship of the company. Specific responsibilities which facilitate the discharge of the board’s stewardship responsibilities include: the strategic planning process, risk identification and management, ensuring that effective stakeholder communication policies are in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the board’s Mandate, comprising Part IV of these Terms of Reference.

The Board of Directors discharges its responsibilities with the assistance of board committees. The committees advise and formulate recommendations to the board, but except in limited and specifically identified circumstances, do not have the authority to approve matters on behalf of the Board of Directors. General guidelines relating to board committees comprise Part III of these Terms of Reference. In addition, each committee has a written mandate, setting out the scope of its operations, and its key roles and responsibilities. Position descriptions of the board committee chairs and the Board of Directors chair set out the related principles, framework and accountabilities for those key roles in Suncor’s board governance.

The CEO of Suncor is delegated responsibility for day-to-day management of the company and for providing the company with leadership. The CEO discharges these responsibilities by formulating company policies and proposed actions, and,where appropriate, presenting them to the board for approval. The company’s Management Control Process Policy explicitly identifies actions which have been specifically delegated to the CEO, and those which are reserved to the Board of Directors. In addition, the board has plenary power, and has the power to specify and modify the authority and duties of management as it sees fit with a view to Suncor’s best interests and in accordance with current standards. The Act also identifies certain matters which must be considered by the board as a whole and may not be delegated to a committee or to management. These matters include:

•       any submission to the shareholders of a question or matter requiring the approval of the shareholders;

•       the filling of a vacancy among the directors or in the office of the external auditor;

•       the manner of and terms for the issuance of securities;

•       the declaration of dividends;

•       the purchase, redemption or any other form of acquisition of shares issued by the company;

•       the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the company from the company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•       the approval of management proxy circulars;

•       the approval of any take-over bid circular or directors’ circular;

•       the approval of the audited annual financial statements of the company; and

•       the adoption, amendment or repeal of by-laws of the company.

One of the key stewardship responsibilities of the board is to approve the company’s goals, strategies and plans, and the fundamental objectives and policies within which the business is operated, and evaluate the performance of executive management. Once the board has approved the goals, strategies and plans, it acts in a unified and cohesive manner in supporting and guiding the CEO. The CEO keeps the board fully informed of the progress of the company toward the achievement of its goals, strategies and plans, in a timely and candid manner, and the Board of Directors continually evaluates the performance of executive management toward these achievements.

Part II: Board Guidelines

The following have been adopted by the board as the guidelines applicable to the board and its operations:

•       These Terms of Reference for the Board of Directors (which include the Board Guidelines, Committee Guidelines, Board Mandate and Board Forward Agenda, setting out the important issues that must be addressed by the Board of Directors annually), and the mandates and forward agendas of the board committees, constitute the charters of the board and committees respectively, and are reviewed by the board annually and updated as deemed appropriate. These charters are supplemented by the position descriptions for the board chair and board committee chairs, as well as the Director Accountability Statement.

•       The CEO is responsible for leading the development of long-range plans for the company, including its goals and strategies. The board, both directly and through its committees, participates in discussions of strategy, by responding to and contributing ideas. The board annually reviews and approves the company’s annual business plan (including the annual budget), and approves the strategies as reflected in the company’s long range plan.

•       The board believes that the appropriate size for the board is between 10 and 14 members.

•       Directors stand for re-election annually.

•       The Board maintains a Mandatory Retirement and Change of Circumstance policy and reviews the policy periodically to ensure it continues to serve the company’s best interests. The board maintains a policy permitting directors to retain outside advisors at the expense of the company, subject to the written approval of any of the board chair, the chair of the committee proposing to retain outside advisors, or the Board Policy Committee. In exercising their approval authority, the board, board committee chair or Board Policy Committee, as the case may be, will establish, on a case-by-case basis, reasonable monetary limits and other controls as deemed appropriate.

•       In order to support the alignment of directors’ interests with those of Suncor’s shareholders, directors shall own during the term of their directorship $400,000 in value of Suncor common shares, DSUs or any combination thereof, to be held by each director within five years of being appointed or elected to the board.

•       The board should be comprised of a majority of independent directors. The board has defined an independent director in written independence criteria, based on the definition adopted by the New York Stock Exchange. On an annual basis, the Board of Directors shall consider and affirmatively determine whether each individual director is independent, in accordance with the criteria.

•       The membership of the CEO on the Board of Directors is valuable and conducive to effective decision making. However, there should generally be no more than three inside (1) directors on the Board of Directors.

•       The board supports the separation of the role of chair from the role of CEO.

•       The board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which include the performance of the business and the accomplishment of CEO’s qualitative and quantitative objectives as established at the beginning of each fiscal year of the company, and the creation and fostering within the company of a culture of integrity.

(1) An inside director is an officer (other than an officer serving as such in a non-executive capacity) or employee of the company.

•       The chair will work with the CEO to establish the agenda for each board meeting. Each board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues should be dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the board, and the second would allow for final discussion and a decision.

•       The board will hold at least five meetings per year, one of which shall be principally devoted to strategy. An additional meeting shall be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

•       Whenever feasible, the board will receive materials at least one full weekend in advance of meetings. Presentations on specific subjects at board meetings will only briefly summarize the material sent so discussion at the meeting can focus on questions and issues. Directors are expected to have reviewed these materials prior to attendance at board and committee meetings, and are expected to be prepared to engage in meaningful discussion and provide considered, constructive and thoughtful feedback and commentary at meetings.

•       Board meeting dates will be established sufficiently in advance (at least one year and longer if practical) to minimize conflict with other commitments on directors’ schedules. Directors are accordingly expected to make every reasonable effort to attend all meetings of the board and its committees, if not in person then by telephone.

•       While the board does not restrict the number of public company boards that a director may serve on, each director should ensure that he or she is able to devote sufficient time and energy to carrying out their duties effectively.

•       The board encourages the CEO to bring other executive officers into board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives’ personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the board to other executives, for succession planning and career development purposes, is recognized.

•       The board is responsible for selecting its own members, and for assessing the performance of individual directors, as well as the effectiveness of board committees and the Board of Directors as a whole. The board delegates management of the selection processes to the Board Policy, Strategy Review and Governance (Board Policy) Committee. The Board Policy Committee has established a policy for director selection. The selection process includes consideration of the competencies and skills the board as a whole should possess, against those of existing directors, and a consideration of the competencies and skills each new nominee will bring to the board, as well as their ability to devote sufficient time and attention to fulfilling the role of director. The board ultimately determines nominees that will be included in the company’s management proxy circular.

•       The board supports the principle that its membership should represent a diversity of backgrounds, experience and skills.

•      Succession and management development plans will be reviewed by the HR&CC, and reported annually to the board.

•       At the conclusion of each board meeting, the Board of Directors shall meet on an “in-camera” basis without management. Such in-camera meetings shall be presided over by the independent chair. In addition, at least once annually, the independent directors will meet in the absence of both management and non-independent directors.

•       At least once annually, the board will meet at a Suncor location other than the head office location. The purpose is to facilitate continual exposure of board members to the company’s operations and the communities in which theyare carried out.

Part III: Committee Guidelines

•       The board has four standing committees: The Audit Committee, the Board Policy, Strategy Review and Governance Committee (“Board Policy Committee”), the Human Resources and Compensation Committee (“HR&CC”), and the Environment, Health and Safety Committee (“EH&SC”). From time to time the board may create ad hoc committees to examine specific issues on behalf of the board. Each committee maintains a written mandate and reviews that mandate annually. Any recommendations to amend committee mandates are reviewed by the Board Policy Committee for recommendation to the Board of Directors.

•       The Board Policy Committee, with input from the chairman of the board, plans board committee appointments (including the designation of a committee chair) for recommendation to and appointment by the board. The committees shall be reconstituted annually following the annual general meeting at which directors are elected by the shareholders of the company. In accordance with the company’s by-laws, unless otherwise determined by resolution of the Board of Directors, a majority of the members of a committee shall constitute a quorum for meetings of committees.

•       Each committee shall be comprised of a minimum of three and a maximum of five directors. Each committee shall have a non-member secretary who may be a member of management of the company. The chair of each committee, in consultation with the committee secretary, shall determine the agenda for each committee meeting.

•       Except where otherwise specified in these terms of reference or in Suncor’s by-laws, each committee shall have the power to determine its own rules of procedure.

•       The Audit Committee will consist entirely of outside, independent directors. In addition, all members of the Audit Committee must be, in the judgement of the Board of the Directors, financially literate (1), and at least one member of the Audit Committee must be an audit committee financial expert (1). In general Audit Committee members will not simultaneously be members of the Audit Committee of more than two other public companies, unless the Board of Directors affirmatively determines that simultaneous service on a greater number of audit committees would not impair the member’s ability to effectively serve on Suncor’s Audit Committee. Any such determination by the Board of Directors shall be disclosed in the company’s management proxy circular.

•       The HR&CC will consist entirely of outside, independent directors.

•       The Board Policy Committee shall consist entirely of outside, independent directors.

•       The chair is also an ex-officio of those committees of the board of which he is not a listed member.

•       At the conclusion of each committee meeting, the committee shall meet on an “in camera” basis without management. Such in camera meetings shall be presided over by the chair of the committee, if an independent director, or other committee member who is an independent director, as selected by the independent directors on the committee.

Part IV: Mandate of the Board of Directors

Goals of the Board

The major goals and responsibilities of the board are to:

•       establish policy direction and the fundamental objectives of the company;

•       supervise the management of Suncor’s business and affairs;

•       ensure the company has an effective strategic planning process;

•       identify the principal risks of Suncor’s business, and ensure that there are systems in place to effectively monitor and manage these risks;

•       annually approve the strategies reflected in Suncor’s long range plan, which takes into account, among other things, the opportunities and risks of the company’s business;

•       protect and enhance the assets of the owners of the company and look after their interests in general;

•       ensure the continuity of the company by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and by-laws and by seeing that an effective board is maintained;

•       make certain decisions that are not delegable, such as the declaration of dividends; and

•       provide leadership and direction for Suncor in establishing and maintaining a high standard of corporate ethics and integrity.

(1) See Appendix A on page 39.

Major Duties

The major duties of the board are to:

1.     Foster the long-term success of Suncor. Commit to the enterprise and acknowledge that the best interests of Suncor and its shareholders must prevail over any individual business interests of the membership of the board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers, and especially the general public must also be taken into account for the enterprise to continue being able to serve its owners. Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.

2.     Determine and control in broad terms the purposes, goals, activities and general characteristics of Suncor. These duties range from establishing objectives, scope of operations, and fundamental strategies and policies and annually approving Suncor’s annual budget and the strategies reflected in its long range plan, to declaring dividends, approving annual budgets, major capital investments, mergers and acquisitions, issuance or retirement of stock, and other specific actions that are likely to have a substantial effect on the company or that the board is legally required to take.

3.     Review with management the mission of the company, its objectives and goals, and the strategies whereby it proposes to achieve them. Monitor the company’s progress toward its goals and plans, and assume responsibility to revise and alter the company’s direction where warranted.

4.     Appoint a CEO, monitor and evaluate his performance, provide for adequate succession to that position, and replace the CEO when appropriate. Appoint as well the other officers of the company, and in respect of the senior officers, monitor their performance, that there is adequate succession to their positions, and that they are replaced when appropriate.

5.     Ensure that the CEO is providing for achievement of acceptable current financial results relative to corporate objectives, budgets, and the economic environment, and the development of resources necessary to future success. These resources include:

•       management competence, organization and depth;

•       technology in exploration, production, mining, manufacturing, product design and product application;

•       fixed assets;

•       marketing capability – customer loyalty, distribution organization, market knowledge and so on;

•       workforce and employee relations;

•       financial resources, including relations with the financial community; and

•       reputation.

6.     Establish an overall compensation policy for the company and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

7.     Oversee corporate financial operations, including:

•       capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate  return on equity;

•       financial results reporting;

•       allocation of assets, providing for increasing investment in areas of high return while withdrawing funds from areas producing inadequate returns;

•       maintaining access to suitable sources of new capital;

•       pension funds and other major employee benefit programs;

•       dividend pay-out policy and action;

•       selection of outside auditors for approval by the shareholders; and insurance.

8.     Identify the principal risks of the company’s business and ensure implementation and monitoring of systems to effectively manage these risks.

9.     Ensure that processes are in place to monitor and maintain the integrity of the company’s internal control and management information systems.

10.   Ensure that the company has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectivenessof those policies.

11.   Ensure that systems are in place for communication and relations with stakeholder groups, including, but not limited to, shareholders; the investing public; government; employees; the financial community; and the communities in which Suncor operates. Ensure that measures are in place for receiving feedback from stakeholders, including toll free telephone and internet email communication channels that are adequately resourced to respond to appropriate enquiries. Monitor system effectiveness and significant sensitive and legally required communications.

12.   Ensure that the company has systems in place to accommodate stakeholder feedback.

13.   Collectively and individually respond constructively to requests for advice and assistance from the CEO. Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the company, by:

•       taking reasonable steps to ensure that Suncor complies with applicable laws and regulations, and with its constating documents, including Articles and By-laws, and operates to high ethical and moral standards; being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

•       establishing the means of monitoring performance in this area with assistance of legal counsel;

•       approving and monitoring compliance with key policies and procedures by which the company is operated; complying with the legal requirements, including those pursuant to the Canada Business Corporations Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the company, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

14.   Manage board operations, including, without limitation:

•       subject to any required shareholder approval, fix the size of the board, review its composition and, when appropriate, identify new nominees to the board;

•       elect a chairman, appropriate committees and committee chairmen;

•       define the duties of the chairman of the board and the committees;

•       determine when and where the board meets;

•       influence the structuring of agendas and how meeting time is spent; and

•       meet legal requirements with respect to corporate administration.

Calgary, Alberta

Adopted by resolution of the Board of Directors on February 28, 1996.

Revision Dated November 30, 2005

Appendix A to the Board Terms of Reference — Financial Literacy and Expertise

For the purpose of making appointments to the company’s Audit Committee, and in addition to the independence requirements, all directors nominated to the Audit Committee must meet the test of financial literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of financial expert as determined in the judgment of the Board of Directors.

Financial Literacy

Financial literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee’s level of financial literacy, the Board of Directors must evaluate the totality of the individual’s education and experience including:

•       The level of the person’s accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

•       Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practised as a professional accountant, or the equivalent;

•       Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

•       Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

•       The person’s specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

•       The person’s level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

•       The level and amount of the person’s direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

•       The person’s past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

•       The person’s level of familiarity and experience with the use and analysis of financial statements of public companies; and

•       Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the company’s financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

•       The financial statements fairly present the financial condition, results of operations and cash flows of the company in accordance with generally accepted accounting principles; and

•       The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the company.

Audit Committee Financial Expert

An “Audit Committee Financial Expert” means a person who, in the judgment of the company’s Board of Directors, has the following attributes:

a.   an understanding of Canadian generally accepted accounting principles and financial statements;

b.   the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

c.   experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d.   an understanding of internal controls and procedures for financial reporting; and

e.   an understanding of audit committee functions.

A person shall have acquired the attributes referred to in items (a) through (e) inclusive above through:

a.   education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b.   Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.   Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.   Other relevant experience.

APPENDIX D: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR

Non-executive Chairman of the Board Suncor Energy Inc. Position Description

The following principles shape the position description and duties for the chair of the Board of Directors of Suncor Energy Inc.

•       The board’s overarching duty is to “supervise” the management of Suncor’s business and affairs.

•       Suncor is committed to establishing and maintaining a well-developed governance process involving the board, board committees and management.

•       Active involvement and substantive debate is encouraged.

•       The board supports the separation of the role of chair from the role of CEO.

•       The board is involved in strategic policy issues.

•       The board will strive to be the best.

With the foregoing in mind, the framework for board chair will be:

1.     The chair of the board is the chief officer of the board, appointed annually by the board with remuneration as determined by the board. The chair is not an employee or officer of the company and will be independent of management. The chair will foster and promote the integrity of the board and a culture where the board works harmoniously for the long-term benefit of the company and its shareholders.

2.     The chair will preside at meetings of the board and at meetings of the shareholders of the company, as provided for in the by-laws of the company.

3.     The chair will serve on the Board Policy, Strategy Review and Governance Committee of the board. The committee, by its mandate, assists the board in matters pertaining to governance, including the organization and composition of the board, the organization and conduct of board meetings and the effectiveness of the Board of Directors, board committees, and individual directors, in fulfilling their responsibilities. The chair is also an officio of those committees of the board of which he is not a listed member.

4.     The chair will be kept well informed on the major affairs and operations of the company, on the economic and political environment in which it operates and will maintain regular contact with the chief executive officer and other senior executive officers of the company.

The accountabilities of the chair include:

Shareholder Meetings

•       Subject to the by-laws, chair all shareholder meetings.

•       Review and approve minutes of all shareholder meetings.

Managing the Board

•       Subject to the by-laws, chair all board meetings.

•       Provide leadership to the board.

•       In conjunction with the Board Policy, Strategy Review and Governance Committee (Board Policy Committee), ensure that processes to govern the board’s work are effective to enable the board to exercise oversight and due diligencein the fulfillment of its mandate.

•       Identify guidelines for the conduct and performance of directors.

•       Manage director performance.

•       With the assistance of the corporate secretary and chief executive officer, oversee the management of board administrative activities (meeting schedules, agendas, information flow and documentation).

•       Facilitate communication among directors.

•       Attend committee meetings as deemed appropriate.

•       Review and approve minutes of all board meetings prior to presentation to the board for approval.

Develop a More Effective Board

•       Working with the Board Policy Committee, plan board and board committee composition, recruit directors, and plan for their succession.

•       Working with the Board Policy Committee, participate in the board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

•       Review any change in circumstance of individual directors and determine whether directors’ other commitments conflict with their duties as directors of Suncor; review requests from the CEO to sit on the board of directors of outside business organizations.

•       Review and approve requests from directors under the board’s Directors Continuing Education Policy

Working with Management

•       Support and influence strategy.

•       With the assistance of the Human Resources and Compensation Committee, lead the board in evaluating the performance of the CEO.

•       Build relationships at the senior management level.

•       Provide advice and council to the CEO.

•       Serve as an advisor to the CEO concerning the interests of the board and the relationship between management and the board.

Liaison with Stakeholders

•       Share Suncor’s views with other boards and organizations when required.

•       Although primary responsibility for the company’s relationships with the financial community, the press and other external stakeholders rests with the chief executive officer, the chair may be requested, from time to time, to attend meetings with outside stakeholders.

APPENDIX E: DIRECTOR INDEPENDENCE POLICY AND CRITERIA

Background

The purpose of this independence policy and criteria is to state the criteria by which Suncor’s board determines whether each of its directors is or is not independent.

Independence Policy

Pursuant to the terms of reference for Suncor’s Board of Directors, a majority of the Board of Directors must be independent. In addition, the Audit, Board Policy, Governance and Strategy, and Human Resources and Compensation Committees, shallbe comprised solely of independent directors. The Board Policy, Governance and Strategy Committee will conduct an annual review of the status of each director and director nominee in light of the following criteria for independence, and will recommend to the board in order that the board may affirmatively determine the status of each such individual. In making independence determinations, the board shall consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. The key concern when assessing independence is independence from management.

Independence Criteria

A director of Suncor will be considered independent only if the board has affirmatively determined that the director has no material relationship with Suncor, either directly or as a partner, shareholder or officer of an organization that has a relationship with Suncor (NYSE corporate governance rules). A “material relationship” is one which could in the view of Suncor’s board, be reasonably expected to interfere with the exercise of the director’s independent judgment (CSA Multilateral Instrument 52-110).

Notwithstanding the foregoing, a director will NOT be considered independent if:

•       The director is or has been within the last three years, an employee or executive officer of the company, or an immediate family member (1) is or has been within the last three years, an executive officer, of the company.

•       The director has received, or an immediate family member has received, during any 12-month period within the last three years, more than US$100,000 in direct compensation from Suncor, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and other than compensation received by any immediate family member for service as an employee of Suncor (other than an executive officer).

•       The director or an immediate family member is a current partner of a firm that is the company’s internal or external auditor; a director is a current employee of such a firm; or a director’s immediate family member is a current employee of such a firm and participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or a director or an immediate family member who was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the company’s audit within that time. For the purposes of this point ONLY, “immediate family member” means only a spouse, minor child or stepchild, adult child or stepchild sharing a home with the director.

•       The director or any immediate family member is or has been within the last three years employed as an executive officer of another company where any of Suncor’s current executive officers at the same time serve on that company’s compensation committee.

•       The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the company, for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million, or 2% of such other company’s consolidated gross revenues.

(1)          Unless otherwise noted, “immediate family member” is defined to include a person’s spouse, parents, children, siblings, mothers and fathers in law, sons and daughters in law, brothers and sisters in law, and anyone other than domestic employees who shares such person’s home.

•       Contributions to tax exempt organizations shall not be considered “payments” for the purposes of these rules, provided that Suncor shall disclose in its proxy circular such contributions made to any tax exempt organization in which a director serves as an executive officer, if within the preceding three years, contributions in any single fiscal year from the company to the organization exceeded the greater of US$1 million, or 2% of such organization’s consolidated gross reserves.

•       For Audit Committee members only, in order to be considered independent, a member of an Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors or any other board committee, accept directly or indirectly any consulting, advisory, or other compensatory fee from Suncor, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the company provided that such compensation is not contingent in any way on continued service; and in addition, shall not be an affiliated person of Suncor or any of its subsidiaries.

A director of Suncor will not be considered to have a material relationship with Suncor solely because the individual or his or her immediate family member:

•       Has previously acted as an interim CEO of Suncor; or

•       Acts, or has previously acted, as chair or vice chair of the board of directors of any board committees on a part-time basis; or

•       Sits on the board of directors or as a trustee or in an equivalent capacity, of another company, firm or other entity, which has a business relationship with Suncor, provided that the individual’s remuneration from the other entity is not personally material to that individual, the individual is not involved in negotiating, managing, administering or approving contracts between Suncor and the other entity, and the individual otherwise is in compliance with the board’s conflict of interest policy with respect to contracts between Suncor and that other entity.

The Dow Jones Sustainability Index (DJSI) follows a best-in-class approach comprising the sustainability leaders from each industry. Suncor has been part of the index since the DJSI was launched in 1999.

As an Imagine Caring Company, Suncor contributes 1% of its pretax profit to registered charities.

This document contains forward-looking statements based on Suncor’s current plans, expectations, projections and assumptions. Some of the forward-looking statements may be identified by words like “expects” and “plans”. These statements are not guarantees of future performance. Actual results could differ materially, as a result of factors, risks and uncertainties known and unknown to which Suncor’s business is subject. Further discussion of the risks, uncertainties and other factors that could affect these plans, and any actual results, is contained in Suncor’s annual report to shareholders and other documents filed with regulatory authorities.

Designed and produced by smith + associates www.smithandassoc.com

If you are looking for Suncor’s 2005 annual report and you haven’t received it in the mail, you may not have confirmed you wanted to receive it. Our 2005 annual report is available electronically on Suncor’s web site at www.suncor.com. Or if you would like to receive a printed copy, please call 1-800-558-9071.

Box 38, 112 - 4th Avenue SW Calgary Alberta T2P 2V5

tel: (403) 269-8100 fax: (403) 269-6217 info@suncor.com www.suncor.com